UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At March 31, 2023 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2023	12.31.2022
1	Total Assets	1,256,947,000	1,268,330,000
1.01	Current Assets	158,066,000	176,508,000
1.01.01	Cash and Cash Equivalents	2,283,000	3,627,000
1.01.02	Marketable Securities	9,679,000	9,109,000
1.01.03	Trade and Other Receivables	81,152,000	87,396,000
1.01.04	Inventories	36,856,000	39,016,000
1.01.06	Recoverable Taxes	5,712,000	6,344,000
1.01.06.01	Current Recoverable Taxes	5,712,000	6,344,000
1.01.06.01.01	Current Income Tax and Social Contribution	748,000	602,000
1.01.06.01.02	Other Recoverable Taxes	4,964,000	5,742,000
1.01.08	Other Current Assets	22,384,000	31,016,000
1.01.08.01	Non-Current Assets Held for Sale	10,102,000	19,365,000
1.01.08.03	Others	12,282,000	11,651,000
1.01.08.03.03	Others	12,282,000	11,651,000
1.02	Non-Current Assets	1,098,881,000	1,091,822,000
1.02.01	Long-Term Receivables	114,423,000	105,183,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	13,423,000	8,159,000
1.02.01.04	Trade and Other Receivables	8,509,000	10,912,000
1.02.01.07	Deferred Taxes	20,197,000	19,349,000
1.02.01.07.02	Deferred Taxes and Contributions	20,197,000	19,349,000
1.02.01.10	Other Non-Current Assets	72,294,000	66,763,000
1.02.01.10.04	Judicial Deposits	60,657,000	57,239,000
1.02.01.10.05	Other Assets	11,637,000	9,524,000
1.02.02	Investments	270,851,000	271,427,000
1.02.03	Property, Plant and Equipment	698,263,000	699,786,000
1.02.04	Intangible Assets	15,344,000	15,426,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2023	12.31.2022
2	Total Liabilities	1,256,947,000	1,268,330,000
2.01	Current Liabilities	233,904,000	267,314,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,402,000	7,146,000
2.01.02	Trade Payables	31,214,000	34,714,000
2.01.03	Taxes Obligations	4,694,000	12,690,000
2.01.03.01	Federal Taxes Obligations	4,694,000	12,690,000
2.01.03.01.01	Income Tax and Social Contribution Payable	4,694,000	12,690,000
2.01.04	Current Debt and Finance Lease Obligations	154,081,000	150,657,000
2.01.04.01	Current Debt	124,355,000	120,724,000
2.01.04.03	Lease Obligations	29,726,000	29,933,000
2.01.05	Other Liabilities	27,421,000	50,711,000
2.01.05.02	Others	27,421,000	50,711,000
2.01.05.02.01	Dividends and Interest on Capital Payable	−	21,751,000
2.01.05.02.04	Other Taxes Payable	15,026,000	15,576,000
2.01.05.02.06	Other liabilities	12,395,000	13,384,000
2.01.06	Provisions	3,802,000	3,750,000
2.01.06.02	Other Provisions	3,802,000	3,750,000
2.01.06.02.04	Pension and Medical Benefits	3,802,000	3,750,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	5,290,000	7,646,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	5,290,000	7,646,000
2.02	Non-Current Liabilities	620,959,000	638,422,000
2.02.01	Non-Current Debt and Finance Lease Obligations	391,321,000	417,644,000
2.02.01.01	Non-Current Debt	294,388,000	315,417,000
2.02.01.03	Lease Obligations	96,933,000	102,227,000
2.02.02	Other Liabilities	1,509,000	1,538,000
2.02.02.02	Others	1,509,000	1,538,000
2.02.02.02.03	Income Taxes Payable	1,509,000	1,538,000
2.02.03	Deferred Taxes	49,457,000	42,511,000
2.02.03.01	Deferred Income Taxes	49,457,000	42,511,000
2.02.04	Provisions	178,672,000	176,729,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,272,000	14,609,000
2.02.04.02	Other Provisions	163,400,000	162,120,000
2.02.04.02.04	Pension and Medical Benefits	55,473,000	54,000,000
2.02.04.02.05	Provision for Decommissioning Costs	96,467,000	96,552,000
2.02.04.02.06	Employee Benefits	671,000	761,000
2.02.04.02.07	Other liabilities	10,789,000	10,807,000
2.03	Shareholders' Equity	402,084,000	362,594,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,318,000	3,318,000
2.03.04	Profit Reserves	166,502,000	128,346,000
2.03.08	Other Comprehensive Income	26,832,000	25,498,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
3.01	Sales Revenues	129,138,000	134,448,000
3.02	Cost of Sales	(62,046,000)	(65,837,000)
3.03	Gross Profit	67,092,000	68,611,000
3.04	Operating Expenses / Income	(5,852,000)	(3,110,000)
3.04.01	Selling Expenses	(6,211,000)	(6,517,000)
3.04.02	General and Administrative Expenses	(1,551,000)	(1,242,000)
3.04.05	Other Operating Expenses	(5,249,000)	(2,564,000)
3.04.05.01	Other Taxes	(815,000)	(271,000)
3.04.05.02	Research and Development Expenses	(800,000)	(1,081,000)
3.04.05.03	Exploration Costs	(816,000)	(406,000)
3.04.05.05	Other Operating Expenses, Net	(2,818,000)	(806,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	7,159,000	7,213,000
3.05	Net Income Before Financial Results and Income Taxes	61,240,000	65,501,000
3.06	Finance Income (Expenses), Net	(6,156,000)	1,361,000
3.06.01	Finance Income	2,694,000	1,631,000
3.06.01.01	Finance Income	2,694,000	1,631,000
3.06.02	Finance Expenses	(8,850,000)	(270,000)
3.06.02.01	Finance Expenses	(8,219,000)	(6,741,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(631,000)	6,471,000
3.07	Net Income Before Income Taxes	55,084,000	66,862,000
3.08	Income Tax and Social Contribution	(16,928,000)	(22,301,000)
3.08.01	Current	(14,410,000)	(12,514,000)
3.08.02	Deferred	(2,518,000)	(9,787,000)
3.09	Net Income from Continuing Operations	38,156,000	44,561,000
3.11	Income / (Loss) for the Period	38,156,000	44,561,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.93	3.42
3.99.01.02	Preferred Shares	2.93	3.42
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.93	3.42
3.99.02.02	Preferred Shares	2.93	3.42

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
4.01	Net Income for the Period	38,156,000	44,561,000
4.02	Other Comprehensive Income	1,334,000	2,304,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	(570,000)	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	194,000	−
4.02.03	Translation Adjustments in investees	(7,782,000)	(43,296,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	7,691,000	59,908,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,897,000	7,221,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(4,620,000)	(22,824,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	524,000	1,295,000
4.03	Total Comprehensive Income for the Period	39,490,000	46,865,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 03/31/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.05	Total of Comprehensive Income	−	−	−	38,156,000	1,334,000	39,490,000
5.05.01	Net Income for the Period	−	−	−	38,156,000	−	38,156,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,334,000	1,334,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	128,346,000	38,156,000	26,832,000	402,084,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 03/31/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.05	Total of Comprehensive Income	−	−	−	44,561,000	2,304,000	46,865,000
5.05.01	Net Income for the Period	−	−	−	44,561,000	−	44,561,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,304,000	2,304,000
5.07	Balance at the End of the Period	205,432,000	3,313,000	164,028,000	44,561,000	16,860,000	434,194,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
6.01	Net cash provided by operating activities	25,718,000	28,674,000
6.01.01	Cash provided by operating activities	70,633,000	75,748,000
6.01.01.01	Net Income for the period	38,156,000	44,561,000
6.01.01.02	Pension and medical benefits (actuarial expense)	1,873,000	1,568,000
6.01.01.03	Results in equity-accounted investments	(7,159,000)	(7,213,000)
6.01.01.04	Depreciation, depletion and amortization	16,032,000	17,402,000
6.01.01.05	Impairment of assets (reversal)	(70,000)	(10,000)
6.01.01.06	Exploratory expenditures write-offs	165,000	114,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,160,000	1,213,000
6.01.01.08	Foreign exchange, indexation and finance charges	5,466,000	(1,297,000)
6.01.01.10	Allowance (reversals) for expected credit losses	117,000	115,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,095,000	801,000
6.01.01.15	Income Taxes	16,928,000	22,301,000
6.01.01.16	Results from co-participation agreements in bid areas	(144,000)	−
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(2,137,000)	(2,682,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(849,000)	(1,125,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(23,242,000)	(39,415,000)
6.01.02.01	Trade and other receivables, net	(18,610,000)	(18,817,000)
6.01.02.02	Inventories	2,158,000	(9,022,000)
6.01.02.03	Judicial deposits	(2,073,000)	(2,055,000)
6.01.02.05	Other assets	1,046,000	(191,000)
6.01.02.06	Trade payables	(2,974,000)	1,000,000
6.01.02.07	Other taxes	(992,000)	630,000
6.01.02.08	Pension and medical benefits	(921,000)	(7,673,000)
6.01.02.09	Provisions for legal proceedings	(412,000)	(288,000)
6.01.02.10	Other Employee Benefits	168,000	(763,000)
6.01.02.12	Provision for Decommissioning Costs	(822,000)	(702,000)
6.01.02.14	Other liabilities	190,000	(1,534,000)
6.01.03	Others	(21,673,000)	(7,659,000)
6.01.03.01	Income Taxes Paid	(21,673,000)	(7,659,000)
6.02	Net cash used in investing activities	(2,429,000)	(3,980,000)
6.02.01	Acquisition of PP&E and intangibles assets	(12,780,000)	(11,899,000)
6.02.02	Decrease (increase) in investments in investees	(25,000)	(45,000)
6.02.03	Proceeds from disposal of assets - Divestment	9,643,000	9,185,000
6.02.04	Divestment (investment) in marketable securities	(1,585,000)	(1,631,000)
6.02.05	Dividends received	286,000	91,000
6.02.08	Financial compensation for Co-participation Agreement	2,032,000	319,000
6.03	Net cash used in financing activities	(24,633,000)	(24,748,000)
6.03.02	Proceeds from financing	34,235,000	3,184,000
6.03.03	Repayment of principal - finance debt	(22,716,000)	(15,565,000)
6.03.04	Repayment of interest - finance debt	(6,879,000)	(5,136,000)
6.03.05	Dividends paid to shareholders of Petrobras	(21,803,000)	(2,000)
6.03.08	Settlement of lease liabilities	(7,470,000)	(7,229,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(1,344,000)	(54,000)
6.05.01	Cash and cash equivalents at the beginning of the year	3,627,000	2,930,000
6.05.02	Cash and cash equivalents at the end of the period	2,283,000	2,876,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
7.01	Sales Revenues	164,490,000	176,913,000
7.01.01	Sales of Goods and Services	145,779,000	165,040,000
7.01.02	Other Revenues	8,077,000	3,949,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	10,751,000	8,039,000
7.01.04	Allowance for expected credit losses	(117,000)	(115,000)
7.02	Inputs Acquired from Third Parties	(60,199,000)	(49,192,000)
7.02.01	Cost of Sales	(24,496,000)	(30,792,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(25,673,000)	(7,706,000)
7.02.03	Impairment Charges / Reversals of Assets	70,000	10,000
7.02.04	Others	(10,100,000)	(10,704,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(10,100,000)	(10,704,000)
7.03	Gross Added Value	104,291,000	127,721,000
7.04	Retentions	(18,617,000)	(19,301,000)
7.04.01	Depreciation, Amortization and Depletion	(18,617,000)	(19,301,000)
7.05	Net Added Value Produced	85,674,000	108,420,000
7.06	Transferred Added Value	11,395,000	10,149,000
7.06.01	Share of Profit of Equity-Accounted Investments	7,159,000	7,213,000
7.06.02	Finance Income	2,694,000	1,631,000
7.06.03	Others	1,542,000	1,305,000
7.06.03.01	Rentals, royalties and others	1,542,000	1,305,000
7.07	Total Added Value to be Distributed	97,069,000	118,569,000
7.08	Distribution of Added Value	97,069,000	118,569,000
7.08.01	Employee Compensation	6,967,000	6,165,000
7.08.01.01	Salaries	4,314,000	3,850,000
7.08.01.02	Fringe Benefits	2,387,000	2,074,000
7.08.01.03	Unemployment Benefits (FGTS)	266,000	241,000
7.08.02	Taxes and Contributions	39,838,000	64,754,000
7.08.02.01	Federal	33,898,000	52,636,000
7.08.02.02	State	5,893,000	12,003,000
7.08.02.03	Municipal	47,000	115,000
7.08.03	Return on Third-Party Capital	12,108,000	3,089,000
7.08.03.01	Interest	10,258,000	1,477,000
7.08.03.02	Rental Expenses	1,850,000	1,612,000
7.08.04	Return on Shareholders' Equity	38,156,000	44,561,000
7.08.04.03	Retained Earnings / (Losses) for the Period	38,156,000	44,561,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2023	12.31.2022
1	Total Assets	978,577,000	976,709,000
1.01	Current Assets	157,194,000	163,052,000
1.01.01	Cash and Cash Equivalents	52,277,000	41,723,000
1.01.02	Marketable Securities	14,629,000	14,470,000
1.01.03	Trade and Other Receivables	23,497,000	26,142,000
1.01.04	Inventories	40,483,000	45,804,000
1.01.06	Recoverable Taxes	6,102,000	6,819,000
1.01.06.01	Current Recoverable Taxes	6,102,000	6,819,000
1.01.06.01.01	Recoverable Income Taxes	918,000	859,000
1.01.06.01.02	Other Recoverable Taxes	5,184,000	5,960,000
1.01.08	Other Current Assets	20,206,000	28,094,000
1.01.08.01	Non-Current Assets Held for Sale	9,853,000	18,823,000
1.01.08.03	Others	10,353,000	9,271,000
1.01.08.03.03	Others	10,353,000	9,271,000
1.02	Non-Current Assets	821,383,000	813,657,000
1.02.01	Long-Term Receivables	118,949,000	110,722,000
1.02.01.03	Marketable Securities measured at amortized cost	13,423,000	8,159,000
1.02.01.04	Trade and Other Receivables	9,868,000	12,729,000
1.02.01.07	Deferred Taxes	24,282,000	24,057,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	3,699,000	4,342,000
1.02.01.07.02	Deferred Taxes and Contributions	20,583,000	19,715,000
1.02.01.10	Other Non-Current Assets	71,376,000	65,777,000
1.02.01.10.04	Judicial Deposits	61,095,000	57,671,000
1.02.01.10.05	Other Assets	10,281,000	8,106,000
1.02.02	Investments	8,314,000	8,172,000
1.02.03	Property, Plant and Equipment	678,621,000	679,182,000
1.02.04	Intangible Assets	15,499,000	15,581,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand) b

Account Code	Account Description	03.31.2023	12.31.2022
2	Total Liabilities	978,577,000	976,709,000
2.01	Current Liabilities	128,450,000	163,731,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,080,000	7,805,000
2.01.02	Trade Payables	25,643,000	28,507,000
2.01.03	Taxes Obligations	6,891,000	15,045,000
2.01.03.01	Federal Taxes Obligations	6,891,000	15,045,000
2.01.03.01.01	Income Taxes Payable	6,891,000	15,045,000
2.01.04	Current Debt and Lease Obligations	49,483,000	47,650,000
2.01.04.01	Current Debt	20,818,000	18,656,000
2.01.04.03	Lease Obligations	28,665,000	28,994,000
2.01.05	Other Liabilities	29,261,000	53,328,000
2.01.05.02	Others	29,261,000	53,328,000
2.01.05.02.01	Dividends and Interest on Capital Payable	−	21,762,000
2.01.05.02.04	Other Taxes Payable	15,356,000	15,906,000
2.01.05.02.06	Other liabilities	13,905,000	15,660,000
2.01.06	Provisions	3,802,000	3,750,000
2.01.06.02	Other Provisions	3,802,000	3,750,000
2.01.06.02.04	Pension and Medical Benefits	3,802,000	3,750,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	5,290,000	7,646,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	5,290,000	7,646,000
2.02	Non-Current Liabilities	446,722,000	448,593,000
2.02.01	Non-Current Debt and Finance Lease Obligations	221,548,000	233,053,000
2.02.01.01	Non-Current Debt	130,757,000	137,630,000
2.02.01.03	Lease Obligations	90,791,000	95,423,000
2.02.02	Other Liabilities	1,549,000	1,578,000
2.02.02.02	Others	1,549,000	1,578,000
2.02.02.02.03	Income Taxes Payable	1,549,000	1,578,000
2.02.03	Deferred Taxes	42,576,000	35,220,000
2.02.03.01	Deferred Taxes	42,576,000	35,220,000
2.02.04	Provisions	181,049,000	178,742,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,472,000	15,703,000
2.02.04.02	Other Provisions	164,577,000	163,039,000
2.02.04.02.04	Pension and Medical Benefits	56,446,000	54,925,000
2.02.04.02.05	Provision for Decommissioning Costs	96,954,000	97,048,000
2.02.04.02.06	Employee Benefits	686,000	776,000
2.02.04.02.07	Other liabilities	10,491,000	10,290,000
2.03	Shareholders' Equity	403,405,000	364,385,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,102,000	3,102,000
2.03.04	Profit Reserves	166,718,000	128,562,000
2.03.08	Other Comprehensive Income	26,832,000	25,498,000
2.03.09	Non-controlling interests	1,321,000	1,791,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
3.01	Sales Revenues	139,068,000	141,641,000
3.02	Cost of Sales	(65,757,000)	(66,875,000)
3.03	Gross Profit	73,311,000	74,766,000
3.04	Operating Expenses / Income	(13,114,000)	(9,368,000)
3.04.01	Selling Expenses	(6,344,000)	(6,159,000)
3.04.02	General and Administrative Expenses	(1,855,000)	(1,559,000)
3.04.05	Other Operating Expenses	(5,096,000)	(3,466,000)
3.04.05.01	Other Taxes	(1,039,000)	(311,000)
3.04.05.02	Research and Development Expenses	(800,000)	(1,081,000)
3.04.05.03	Exploration Costs	(817,000)	(408,000)
3.04.05.05	Other Operating Expenses, Net	(2,440,000)	(1,666,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	181,000	1,816,000
3.05	Net Income Before Financial Results and Income Taxes	60,197,000	65,398,000
3.06	Finance Income (Expenses), Net	(3,200,000)	2,983,000
3.06.01	Finance Income	2,419,000	1,360,000
3.06.01.01	Finance Income	2,419,000	1,360,000
3.06.02	Finance Expenses	(5,619,000)	1,623,000
3.06.02.01	Finance Expenses	(4,387,000)	(3,969,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,232,000)	5,592,000
3.07	Net Income Before Income Taxes	56,997,000	68,381,000
3.08	Income Tax and Social Contribution	(18,690,000)	(23,598,000)
3.08.01	Current	(15,192,000)	(13,463,000)
3.08.02	Deferred	(3,498,000)	(10,135,000)
3.09	Net Income from Continuing Operations	38,307,000	44,783,000
3.11	Income / (Loss) for the Period	38,307,000	44,783,000
3.11.01	Attributable to Shareholders of Petrobras	38,156,000	44,561,000
3.11.02	Attributable to Non-Controlling Interests	151,000	222,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.93	3.42
3.99.01.02	Preferred Shares	2.93	3.42
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.93	3.42
3.99.02.02	Preferred Shares	2.93	3.42

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
4.01	Net Income for the Period	38,307,000	44,783,000
4.02	Other Comprehensive Income	1,334,000	2,300,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	(570,000)	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	194,000	−
4.02.03	Translation Adjustments in investees	(7,782,000)	(43,300,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	7,691,000	59,908,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,992,000	7,221,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(4,652,000)	(22,824,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	461,000	1,295,000
4.03	Total Comprehensive Income for the Period	39,641,000	47,083,000
4.03.01	Attributable to Shareholders of Petrobras	39,490,000	46,865,000
4.03.02	Attributable to Non-controlling Interests	151,000	218,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 03/31/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.04	Capital Transactions with Owners	−	−	−	−	−	−	(621,000)	(621,000)
5.04.06	Dividends	−	−	−	−	−	−	(230,000)	(230,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(391,000)	(391,000)
5.05	Capital Transactions	−	−	−	38,156,000	1,334,000	39,490,000	151,000	39,641,000
5.05.01	Net Income for the Period	−	−	−	38,156,000	−	38,156,000	151,000	38,307,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,334,000	1,334,000	−	1,334,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	128,346,000	38,156,000	26,832,000	402,084,000	1,321,000	403,405,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 03/31/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.04	Capital Transactions with Owners	−	−	−	−	−	−	397,000	397,000
5.04.06	Dividends	−	−	−	−	−	−	(12,000)	(12,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	409,000	409,000
5.05	Total of Comprehensive Income	−	−	−	44,561,000	2,304,000	46,865,000	218,000	47,083,000
5.05.01	Net Income for the Period	−	−	−	44,561,000	−	44,561,000	222,000	44,783,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,304,000	2,304,000	(4,000)	2,300,000
5.07	Balance at the End of the Period	205,432,000	3,313,000	164,028,000	44,561,000	16,860,000	434,194,000	2,867,000	437,061,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
6.01	Net cash provided by operating activities	53,759,000	52,824,000
6.01.01	Cash provided by operating activities	76,397,000	81,016,000
6.01.01.01	Net Income for the period	38,307,000	44,783,000
6.01.01.02	Pension and medical benefits (actuarial expense)	1,924,000	1,605,000
6.01.01.03	Results of equity-accounted investments	(181,000)	(1,816,000)
6.01.01.04	Depreciation, depletion and amortization	15,186,000	16,604,000
6.01.01.05	Impairment of assets (reversal)	16,000	(4,000)
6.01.01.06	Exploratory expenditures write-offs	165,000	114,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,319,000	1,307,000
6.01.01.08	Foreign exchange, indexation and finance charges	3,377,000	(2,440,000)
6.01.01.10	Allowance (Reversals) for expected credit losses	125,000	105,000
6.01.01.11	Inventory write-down (write-back) to net realizable value	(44,000)	(34,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,102,000	806,000
6.01.01.15	Income Taxes	18,690,000	23,598,000
6.01.01.16	Results from co-participation agreements in bid areas	(144,000)	−
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(2,577,000)	(2,472,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(868,000)	(1,140,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(403,000)	(20,265,000)
6.01.02.01	Trade and other receivables, net	2,146,000	3,123,000
6.01.02.02	Inventories	5,127,000	(9,763,000)
6.01.02.03	Judicial deposits	(2,093,000)	(2,120,000)
6.01.02.05	Other assets	570,000	249,000
6.01.02.06	Trade payables	(2,467,000)	(1,267,000)
6.01.02.07	Other taxes	(1,129,000)	558,000
6.01.02.08	Pension and medical benefits	(925,000)	(7,677,000)
6.01.02.09	Provisions for legal proceedings	(444,000)	(270,000)
6.01.02.10	Other Employee Benefits	181,000	(769,000)
6.01.02.12	Provision for Decommissioning Costs	(855,000)	(702,000)
6.01.02.14	Other liabilities	(514,000)	(1,627,000)
6.01.03	Others	(22,235,000)	(7,927,000)
6.01.03.01	Income Taxes Paid	(22,235,000)	(7,927,000)
6.02	Net cash used in investing activities	(5,738,000)	(4,983,000)
6.02.01	Acquisition of PP&E and intangibles assets	(12,592,000)	(12,338,000)
6.02.02	Decrease (increase) in investments in assets	(41,000)	(49,000)
6.02.03	Proceeds from disposal of assets - Divestment	9,646,000	9,255,000
6.02.04	Divestment (investment) in marketable securities	(4,838,000)	(2,445,000)
6.02.05	Dividends received	55,000	275,000
6.02.08	Financial compensation for Co-participation Agreement	2,032,000	319,000
6.03	Net cash used in financing activities	(36,261,000)	(16,455,000)
6.03.01	Changes in non-controlling interest	(392,000)	412,000
6.03.02	Proceeds from financing	263,000	782,000
6.03.03	Repayment of principal - finance debt	(3,894,000)	(7,683,000)
6.03.04	Repayment of interest - finance debt	(2,964,000)	(3,022,000)
6.03.05	Dividends paid to shareholders of Petrobras	(21,803,000)	(2,000)
6.03.06	Dividends paid to non-controlling interests	(248,000)	(26,000)
6.03.08	Settlement of lease liabilities	(7,223,000)	(6,916,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,206,000)	(8,227,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	10,554,000	23,159,000
6.05.01	Cash and cash equivalents at the beginning of the year	41,723,000	58,482,000
6.05.02	Cash and cash equivalents at the end of the period	52,277,000	81,641,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 03/31/2023	Accumulated of the Previous Year 01/01/2022 to 03/31/2022
7.01	Sales Revenues	176,116,000	185,271,000
7.01.01	Sales of Goods and Services	155,831,000	172,383,000
7.01.02	Other Revenues	9,484,000	4,652,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	10,926,000	8,341,000
7.01.04	Allowance for expected credit losses	(125,000)	(105,000)
7.02	Inputs Acquired from Third Parties	(64,509,000)	(50,911,000)
7.02.01	Cost of Sales	(27,291,000)	(32,760,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(27,656,000)	(8,007,000)
7.02.03	Impairment Charges / Reversals of Assets	(16,000)	4,000
7.02.04	Others	(9,546,000)	(10,148,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(9,590,000)	(10,182,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	44,000	34,000
7.03	Gross Added Value	111,607,000	134,360,000
7.04	Retentions	(17,771,000)	(18,502,000)
7.04.01	Depreciation, Amortization and Depletion	(17,771,000)	(18,502,000)
7.05	Net Added Value Produced	93,836,000	115,858,000
7.06	Transferred Added Value	3,487,000	3,845,000
7.06.01	Share of Profit of Equity-Accounted Investments	181,000	1,816,000
7.06.02	Finance Income	2,419,000	1,360,000
7.06.03	Others	887,000	669,000
7.06.03.01	Rentals, royalties and others	887,000	669,000
7.07	Total Added Value to be Distributed	97,323,000	119,703,000
7.08	Distribution of Added Value	97,323,000	119,703,000
7.08.01	Employee Compensation	7,644,000	6,776,000
7.08.01.01	Salaries	4,795,000	4,323,000
7.08.01.02	Fringe Benefits	2,558,000	2,189,000
7.08.01.03	Unemployment Benefits (FGTS)	291,000	264,000
7.08.02	Taxes and Contributions	42,569,000	66,883,000
7.08.02.01	Federal	36,355,000	54,447,000
7.08.02.02	State	6,048,000	12,203,000
7.08.02.03	Municipal	166,000	233,000
7.08.03	Return on Third-Party Capital	8,803,000	1,261,000
7.08.03.01	Interest	7,028,000	(400,000)
7.08.03.02	Rental Expenses	1,775,000	1,661,000
7.08.04	Return on Shareholders' Equity	38,307,000	44,783,000
7.08.04.03	Retained Earnings / (Losses) for the Period	38,156,000	44,561,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	151,000	222,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2022, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 11, 2023.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2022.

The accounting standards that came into effect on January 1st, 2023 did not have a material effect on these individual and consolidated quarterly information.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

	Consolidated
	03.31.2023	12.31.2022
Cash at bank and in hand	687	1,126
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	16,667	14,414
Other investment funds	664	1,277
	17,331	15,691
- Abroad
Time deposits	15,855	12,458
Automatic investing accounts and interest checking accounts	18,303	12,339
Other financial investments	101	109
	34,259	24,906
Total short-term financial investments	51,590	40,597
Total cash and cash equivalents	52,277	41,723

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.2.	Marketable securities
		Consolidated
	03.31.2023	12.31.2022
Fair value through profit or loss	4,266	3,722
Amortized cost - Bank Deposit Certificates and time deposits	23,525	18,647
Amortized cost	261	260
Total	28,052	22,629
Current	14,629	14,470
Non-current	13,423	8,159

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues

	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Gross sales	155,831	172,383
Sales taxes (*)	(16,763)	(30,742)
Sales revenues	139,068	141,641
Diesel	43,150	38,875
Gasoline	19,189	19,404
Liquefied petroleum gas	4,829	6,172
Jet fuel	7,302	5,176
Naphtha	2,485	3,182
Fuel oil (including bunker fuel)	1,486	1,911
Other oil products	5,633	6,650
Subtotal oil products	84,074	81,370
Natural gas	7,927	9,028
Crude oil	7,016	9,147
Nitrogen products and renewables	109	343
Breakage	1,142	539
Electricity	570	1,553
Services, agency and others	1,267	1,239
Domestic market	102,105	103,219
Exports	35,014	35,110
Crude oil	28,809	25,043
Fuel oil (including bunker fuel)	5,372	9,865
Other oil products and other products	833	202
Sales abroad (**)	1,949	3,312
Foreign Market	36,963	38,422
Sales revenues	139,068	141,641
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.
	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Brazil	102,105	103,219
Domestic market	102,105	103,219
China	12,946	8,185
Americas (except United States)	7,394	8,672
Europe	7,004	6,512
Asia (except China and Singapore)	4,202	2,602
United States	2,920	5,909
Singapore	2,494	6,535
Others	3	7
Foreign market	36,963	38,422
Sales revenues	139,068	141,641

In the period from January to March 2023, the revenues of two clients in the Refining, Transportation and Marketing (RTM) segment individually represent 16% and 11% of the company's revenues. In the same period of 2022, only one customer in the RTM segment represented 14% of the company's total revenue.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature

5.1.	Cost of sales
	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Raw material, products for resale, materials and third-party services (*)	(36,857)	(30,257)
Depreciation, depletion and amortization	(12,444)	(13,416)
Production taxes	(14,457)	(21,146)
Employee compensation	(1,999)	(2,056)
Total	(65,757)	(66,875)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Materials, third-party services, freight, rent and other related costs	(5,329)	(4,967)
Depreciation, depletion and amortization	(777)	(1,038)
Allowance for expected credit losses	(107)	(40)
Employee compensation	(131)	(114)
Total	(6,344)	(6,159)

5.3.	General and administrative expenses
	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Employee compensation	(1,189)	(1,036)
Materials, third-party services, rent and other related costs	(529)	(403)
Depreciation, depletion and amortization	(137)	(120)
Total	(1,855)	(1,559)

6.	Other income and expenses
	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Unscheduled stoppages and pre-operating expenses	(2,594)	(1,952)
Pension and medical benefits – retirees	(1,460)	(1,242)
Losses related to legal, administrative and arbitration proceedings	(1,319)	(1,307)
Variable compensation program	(725)	(618)
Profit Sharing	(180)	(161)
Impairment	(16)	4
Gains (losses) on decommissioning of returned/abandoned areas	(3)	(125)
Results from co-participation agreements in bid areas	144	−
Gains/(losses) with Commodities Derivatives	410	(282)
Amounts recovered from Lava Jato investigation (*)	463	60
Government grants	538	385
Expenses/Reimbursements from E&P partnership operations	835	138
Early termination and cash outflows revision of lease agreements	868	1,140
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,577	2,472
Others (**)	(1,978)	(178)
Total	(2,440)	(1,666)
(*) Up to the year ended December 31, 2022, the amount recovered of R$ 6,719 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)

	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Finance income	2,419	1,360
Income from investments and marketable securities (Government Bonds)	1,732	844
Others	687	516
Finance expenses	(4,387)	(3,969)
Interest on finance debt	(2,812)	(2,784)
Unwinding of discount on lease liabilities	(1,862)	(1,526)
Capitalized borrowing costs	1,408	1,244
Unwinding of discount on the provision for decommissioning costs	(1,099)	(682)
Other finance expenses and income, net	(22)	(221)
Foreign exchange gains (losses) and indexation charges	(1,232)	5,592
Foreign Exchange (*)	4,170	12,535
Reclassification of hedge accounting to the Statement of Income (*)	(5,992)	(7,221)
Monetary restatement of anticipated dividends and dividends payable	(164)	(1)
Recoverable taxes inflation indexation income	335	108
Others	419	171
Total	(3,200)	2,983
(*) For more information, see notes 26.3a and 26.3c.

8.	Net income by operating segment

In 2022, Petrobras implemented changes to its financial reporting system, according to the metric approved by the Executive Board. These changes did not change the allocation of Petrobras' reportable operating segments (E&P, RT&M and G&P). However, the measurement of certain components of the operating segments and of Corporate and other businesses was changed as following:

·	trade and other receivables, recoverable income taxes and other recoverable taxes, previously allocated to operating segments, are now presented in Corporate and other businesses. Expected credit losses are now also presented in Corporate and other businesses;

·	losses with commodity derivatives (within other income and expenses, net), previously presented in Corporate and other businesses, are now presented in operating segments;

·	general and administrative expenses related to logistics and fuel sales, previously presented in Corporate and other businesses, are now disclosed in the RT&M segment.

This information reflects the Company's current management model and is used by the Board of Executive Officers (Chief Operating Decision Maker - CODM) to make decisions regarding resource allocation and performance evaluation.

In this context, the information by operating segment of the first quarter of 2022 has been restated for comparison purposes, as follows:

Consolidated Statement of Income by operating segment - Jan-Mar/2022 Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses		Total
					Eliminations

Net income (loss) of the period disclosed in Jan-Mar/2022	41,311	10,345	(1,325)	(1,316)	(4,232)	44,783
Changes in the measurement	(8)	(266)	20	254	−	−
Net income (loss) of the period reclassified - Jan-Mar/2022	41,303	10,079	(1,305)	(1,062)	(4,232)	44,783

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jan-Mar/2023

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	81,722	129,052	14,823	388	(86,917)	139,068
Intersegments	80,267	2,462	4,181	7	(86,917)	−
Third parties	1,455	126,590	10,642	381	−	139,068
Cost of sales	(33,143)	(113,603)	(7,621)	(398)	89,008	(65,757)
Gross profit	48,579	15,449	7,202	(10)	2,091	73,311
Expenses	(638)	(6,141)	(4,051)	(2,442)	(23)	(13,295)
Selling	(35)	(2,775)	(3,390)	(121)	(23)	(6,344)
General and administrative	(86)	(405)	(79)	(1,285)	−	(1,855)
Exploration costs	(817)	−	−	−	−	(817)
Research and development	(645)	(10)	(7)	(138)	−	(800)
Other taxes	(90)	(558)	(46)	(345)	−	(1,039)
Other income and expenses	1,035	(2,393)	(529)	(553)	−	(2,440)
Net income (loss) before financial results and income taxes	47,941	9,308	3,151	(2,452)	2,068	60,016
Net finance income (expenses)	−	−	−	(3,200)	−	(3,200)
Results in equity-accounted investments	94	66	23	(2)	−	181
Net Income (loss) before income taxes	48,035	9,374	3,174	(5,654)	2,068	56,997
Income taxes	(16,300)	(3,165)	(1,071)	2,550	(704)	(18,690)
Net income (loss) of the period	31,735	6,209	2,103	(3,104)	1,364	38,307
Attributable to:
Shareholders of Petrobras	31,742	6,209	2,010	(3,169)	1,364	38,156
Non-controlling interests	(7)	−	93	65	−	151
	31,735	6,209	2,103	(3,104)	1,364	38,307

Consolidated Statement of Income by operating segment – Jan-Mar/2022 - Reclassified

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	102,567	128,476	17,655	658	(107,715)	141,641
Intersegments	100,949	2,258	4,490	18	(107,715)	−
Third parties	1,618	126,218	13,165	640	−	141,641
Cost of sales	(40,112)	(112,165)	(15,272)	(649)	101,323	(66,875)
Gross profit	62,455	16,311	2,383	9	(6,392)	74,766
Expenses	(263)	(3,184)	(4,586)	(3,131)	(20)	(11,184)
Selling	(9)	(2,123)	(3,952)	(55)	(20)	(6,159)
General and administrative	(68)	(324)	(84)	(1,083)	-	(1,559)
Exploration costs	(408)	-	-	−	-	(408)
Research and development	(909)	(13)	(14)	(145)	-	(1,081)
Other taxes	(76)	(39)	(52)	(144)	-	(311)
Other income and expenses	1,207	(685)	(484)	(1,704)	-	(1,666)
Net income (loss) before financial results and income taxes	62,192	13,127	(2,203)	(3,122)	(6,412)	63,582
Net finance income (expenses)	-	-	−	2,983	-	2,983
Results in equity-accounted investments	257	1,415	149	(5)	-	1,816
Net Income (loss) before income taxes	62,449	14,542	(2,054)	(144)	(6,412)	68,381
Income taxes	(21,146)	(4,463)	749	(918)	2,180	(23,598)
Net income (loss) of the period	41,303	10,079	(1,305)	(1,062)	(4,232)	44,783
Attributable to:
Shareholders of Petrobras	41,309	10,079	(1,441)	(1,154)	(4,232)	44,561
Non-controlling interests	(6)	−	136	92	−	222
	41,303	10,079	(1,305)	(1,062)	(4,232)	44,783

The balance of depreciation, depletion and amortization by business segment is shown below:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Mar/2023	11,502	2,899	643	142	15,186
Jan-Mar/2022	12,941	2,991	562	110	16,604

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.2.	Assets by operating segment

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2023

Current assets	18,454	55,449	1,936	106,327	(24,972)	157,194
Non-current assets	584,673	115,787	37,179	83,744	−	821,383
Long-term receivables	37,132	9,604	491	71,722	−	118,949
Investments	1,967	5,242	903	202	−	8,314
Property, plant and equipment	532,663	100,351	35,390	10,217	−	678,621
Operating assets	471,882	85,258	24,428	8,205	−	589,773
Under construction	60,781	15,093	10,962	2,012	−	88,848
Intangible assets	12,911	590	395	1,603	−	15,499
Total Assets	603,127	171,236	39,115	190,071	(24,972)	978,577

Consolidated assets by operating segment - 12.31.2022

Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581
Total Assets	606,994	179,652	39,574	177,953	(27,464)	976,709

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	03.31.2023	12.31.2022
Receivables from contracts with customers
Third parties	25,649	27,184
Related parties
Investees (note 27.5)	473	486
Subtotal	26,122	27,670
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement (*)	7,038	10,026
Lease receivables	1,972	2,054
Other receivables	3,073	3,993
Related parties
Petroleum and alcohol accounts – receivables from Brazilian Government	3,198	3,143
Subtotal	15,281	19,216
Total trade receivables	41,403	46,886
Expected credit losses (ECL) – Third parties	(8,024)	(8,000)
Expected credit losses (ECL) – Related parties	(14)	(15)
Total trade receivables, net	33,365	38,871
Current	23,497	26,142
Non-current	9,868	12,729
(*) On March 31, 2023 and December 31, 2022, it mainly refers to the receivables from the operations of Atapu, Sépia, Carmópolis, Roncador, Maromba, Miranga, Baúna, Pampo and Enchova, Breitener, Rio Ventura and Cricaré.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on March 31, 2023 totaled R$ 2,367 (R$ 2,451 as of December 31, 2022).

The balance of receivables from divestments was reduced mainly by earn out receipts related to Sépia and Atapu (R$ 2,007) and Baúna (R$ 438).

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	03.31.2023		12.31.2022
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	28,071	(177)	33,778	(203)
Overdue:
Until 3 months	584	(225)	986	(252)
3 – 6 months	488	(155)	159	(143)
6 – 12 months	532	(317)	330	(265)
More than 12 months	8,057	(7,150)	8,004	(7,137)
Total	37,732	(8,024)	43,257	(8,000)

9.3.	Changes in provision for expected credit losses - third parties and related parties
	Consolidated
	2023 Jan-Mar	2022 Jan-Mar
Opening balance	8,015	8,083
Additions	222	215
Reversals	(110)	(133)
Write-offs	(1)	(24)
Cumulative translation adjustment	(88)	(574)
Closing balance	8,038	7,567
Current	1,359	990
Non-current	6,679	6,577
10.	Inventories
	Consolidated
	03.31.2023	12.31.2022
Crude oil	17,658	19,505
Oil products	13,205	17,102
Intermediate products	2,887	3,063
Natural gas and LNG (*)	651	706
Biofuels	86	75
Fertilizers	7	19
Total products	34,494	40,470
Materials, suppliers and others	5,989	5,334
Total	40,483	45,804
(*) Liquefied Natural Gas

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and, they are recognized in the statement of income for the period as cost of sales. In the period from January to March 2023, there was a R$ 44 reversal of cost of sales, adjusting inventories to net realizable value (a R$ 34 reversal of cost of sales in the first quarter of 2022).

As of March 31, 2023, the company has a volume of oil and/or oil product inventories given as guarantee of the Term of Financial Commitments (TFC) related to the PPSP-R, PPSP R pre 70 and PPSP NR pre 70 Pension plans, signed in 2008 with Fundação Petrobras de Seguridade Social - Petros, in the estimated amount of R$ 4.731, after deducting the partial early settlement, made in February 2022.

11.	Trade payables
	Consolidated
	03.31.2023	12.31.2022
Third parties in Brazil	15,261	18,248
Third parties abroad	10,338	10,096
Related parties	44	163
Total in current liabilities	25,643	28,507

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12. Taxes 12.1. Income tax and social contribution Current taxes Income tax and social contribution Consolidated
	Current assets		Current liabilities		Non-current liabilities
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Taxes in Brazil
Income taxes	890	833	4,674	13,074	−	−
Income taxes – Tax settlement programs	−	−	265	259	1,549	1,578
	890	833	4,939	13,333	1,549	1,578
Taxes abroad	28	26	1,952	1,712	−	−
Total	918	859	6,891	15,045	1,549	1,578

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Net income before income taxes	56,997	68,381
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(19,379)	(23,250)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	1,278	1,034
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(526)	(1,542)
Tax incentives	222	43
Tax loss carryforwards (unrecognized tax losses)	(28)	12
Non-taxable income (non-deductible expenses), net	33	134
Post-retirement benefit	(401)	(722)
Results of equity-accounted investments in Brazil and abroad	60	633
Others	51	60
Income tax expenses	(18,690)	(23,598)
Deferred income taxes	(3,498)	(10,135)
Current income taxes	(15,192)	(13,463)
Effective tax rate of income taxes	32.8%	34.5%
(*) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.

Deferred income taxes - non-current

The table below shows the movement in the periods:

	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Opening balance	(30,878)	(3,486)
Recognized in income of the period	(3,498)	(10,135)
Recognized in shareholders’ equity	(4,458)	(22,824)
Cummulative Translation Adjustment	(44)	(30)
Use of tax credits	−	(3,767)
Others	1	19
Final balance	(38,877)	(40,223)

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Consolidated

Nature	Basis for realization	03.31.2023	12.31.2022
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	2,974	824
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	17,668	18,795
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(82,477)	(80,553)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	(1,077)	4,228
Leases	Appropriation of consideration	976	2,266
Provision for lawsuits	Payment and reversal of the provision	4,879	4,618
Tax losses	Compensation of 30% of taxable income	4,736	4,771
Inventories	Sale, Write-Off and Loss	1,063	1,740
Employee benefits, mainly pension plan	Payment and reversal of the provision	8,207	7,918
Others		4,174	4,515
Total		(38,877)	(30,878)
Deferred income taxes – assets		3,699	4,342
Deferred income taxes – liabilities		(42,576)	(35,220)

Uncertain tax treatments

On April 24, 2023, the Company received an additional charge from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands in 2018, arising from the valuation of platforms and equipment nationalized under the Repetro tax regime, in the amount of R$ 1,417, classified as a contingent liability (note 14.3).

The years 2019 to 2022 have not yet been assessed by the Dutch tax authorities. Any collection by the Dutch tax authority on a similar basis to the 2018 year could reach the amount of R$ 1,529, making the total of the aforementioned uncertain tax position at R$ 2,946.

The Company will continue to defend its position that the valuation of platforms and equipment was carried out in compliance with the relevant legislation, through the use of administrative appeals or by the Dutch judicial courts. Therefore, no provision was recorded in these unaudited condensed consolidated interim financial statements for the period ended March 31, 2023.

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	3,378	3,734	2,481	2,470	3,713	3,646	−	−
Current / Deferred PIS and COFINS	1,502	1,970	13,144	12,323	558	148	523	466
PIS and COFINS - Law 9,718/98	−	−	3,460	3,429	−	−	−	−
Production taxes/Royalties	−		−	−	9,207	10,416	734	594
Withholding income taxes	−	−	−	−	372	779	−	−
Others	264	218	1,427	1,424	1,409	820	471	471
Total in Brazil	5,144	5,922	20,512	19,646	15,259	15,809	1,728	1,531
Taxes abroad	40	38	71	69	97	97	−	−
Total	5,184	5,960	20,583	19,715	15,356	15,906	1,728	1,531
(*) Other non-current taxes are classified within other non-current liabilities in the balance sheet.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2023	12.31.2022
Liabilities
Short-term employee benefits	7,898	7,576
Termination benefits	868	1,005
Post-retirement benefits	60,248	58,675
Total	69,014	67,256
Current	11,882	11,555
Non-current	57,132	55,701

13.1.       Short-term benefits

	Consolidated
	03.31.2023	12.31.2022
Variable compensation program – PPP	3,006	2,552
Accrued vacation and christmas bonus	2,944	2,634
Salaries and related charges and other provisions	1,313	1,704
Profit sharing	635	686
Total	7,898	7,576
Current	7,725	7,413
Non-current (*)	173	163

(*) Refers to the balance of the deferral for 4 years of 40% of the PPP portion of the administrators and executive managers.

The company recognized the following amounts in the income statement:

	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(3,878)	(3,529)
Variable compensation program	(725)	(618)
Profit sharing	(180)	(161)
Manager compensations and charges	(12)	(15)
Total	(4,795)	(4,323)

13.1.1 Variable compensation program

Performance award program (PPP)

Until March 2023, the company paid the PPP 2022 to employees in the amount of R$718 (R$666 in the parent company) and, in April 2023, R$1,987 (R$1,852 in the parent company), totaling R$ 2,705 (R$2,518 in the parent company), considering compliance with the company's performance metrics and the individual performance of all employees.

With regard to the 2023 financial year, a proposal for reviewing Petrobras' PPP model is under study. However, in view of the expectation of maintaining a program with a similar nature to that of 2022, Petrobras provisioned, in the period from January to March 2023, R$ 664 referring to the employees' variable remuneration for the year 2023, recorded in other operating expenses and, in the consolidated, R$ 725 with the other programs of the consolidated companies.

Profit Sharing (PLR)

The company made an advance of PLR 2022 to employees in the amount of R$ 229 (R$ 211 in the parent company), whose final payment is estimated for May 30, 2023, considering PLR 2021/2022 rule, approved by the Secretariat for Coordination and Governance of State Companies (Sest), of the Federal Government, which covers employees without managerial functions and provides for individual limits according to the remuneration of participants.

In the period from January to March 2023, the company provisioned R$180 (R$162 in the parent company) referring to employee profit sharing for the year 2023, recorded in other operating expenses.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.2.       Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits.

Considering the set of programs, there are 11,732 adhesions accumulated until March 31, 2023 (11,688 adhesions until December 31, 2022).

The change in the provision is shown below:

	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Opening Balance	1,005	1,950
Effects in the statement of income	(17)	20
Enrollments	18	23
Revision of provisions	(35)	(3)
Effect in cash and cash equivalents	(120)	(676)
Use due to termination	(120)	(676)
Saldo final	868	1,294
Current	355	695
Non Current	513	599

The recognition of the provision for expenses with the retirement programs occurs as the employees join.

The company deferred the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

As of March 31, 2023, of the total provisioned, the amount of R$174 corresponds to the second installment of 590 terminated employees and the amount of R$694 corresponds to 1,319 employees enrolled in the voluntary termination programs scheduled to leave by September 2025.

13.3.       Post-employment benefits

The company maintains a health care plan for its employees in Brazil (active and retired) and their dependents and five other main post-retirement pension benefits (collectively referred to as “company pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	03.31.2023	12.31.2022
Liabilities
Health Care Plan: Saúde Petrobras	30,926	30,330
Petros Pension Plan - Renegotiated (PPSP-R)	19,032	18,813
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,487	5,431
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,105	1,484
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	1,810	1,767
Petros 2 Pension Plan (PP-2)	888	850
Total	60,248	58,675
Current	3,802	3,750
Non-current	56,446	54,925

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Health Care Plan

The health care plan, named “Saúde Petrobras”, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs. The plan covers all current employees, retirees and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses is established in the collective bargaining agreement (ACT), being 60% (sixty percent) by the company and 40% (forty percent) by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), which was established by Petrobras (Sponsor) as a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the company has a different recognition methodology than that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar.

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor for calculating the actuarial commitment on December 31, 2022 are shown below:

	PPSP-R (*)	PPSP-NR (*)
Deficit registered by Petros	1,721	1,781
Ordinary and extraordinary future contributions - sponsor	21,977	5,627
Contributions related to the TFC - sponsor	3,608	2,041
Financial assumptions (interest and Inflation rates), adjustment in the value of plan assets and calculation methodology	(7,009)	(2,251)
Net actuarial liability recorded by the Company	20,297	7,198
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

On March 29, 2023, the Petros Deliberative Council approved the financial statements of the pension plans for the year ended on December 31, 2022, sponsored by the company.

Deficit Settlement Plan 2021 referring to the PPSP-R plan

On April 1st, 2023, the deficit equation plan (PED) for the 2021 fiscal year of the Petros Renegotiated Plan (PPSP-R) came into effect, with the start of extraordinary charges on the payroll of assets and beneficiaries from April/ 23, after a favorable statement by SEST (the supervisory body of the sponsor Petrobras), which took place on March 17, 2023.

The PED 2021 had already been approved by Petros' Deliberative Council (CD) on November 10, 2022 and the deficit calculated for the 2021 fiscal year of R$ 8,515, must be equated equally between the sponsors and the participants of the PPSP-R, subject to the contribution parity limit, and Petrobras will have the total amount of R$ 4,012, positioned on December 31, 2022, which will be paid in monthly installments for the entire period of existence of the plan.

13.3.1 Amounts in the financial statements related to defined benefit plans

The net actuarial liability represents the company's obligations, net of the fair value of plan assets (when applicable), at present value.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2023
			Pension Plans	Health Care Plan
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras	Total
Balance on December 31, 2022	20,297	7,198	850	30,330	58,675
Recognized in income – cost and expenses	611	211	38	1,064	1,924
Current service cost	14	3	13	180	210
Interest cost, net	597	208	25	884	1,714
Recognized in Equity - other comprehensive income	570	−	−	−	570
Remeasurement: (Gains) / Actuarial losses (**)	570	−	−	−	570
Cash effect	(341)	(112)	−	(472)	(925)
Payment of contributions	(341)	(112)	−	(472)	(925)
Other changes	−	−	−	4	4
Balance on March 31, 2023	21,137	7,297	888	30,926	60,248
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) Refers to the complement of 2022 year.

	Consolidated
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Balance on December 31, 2021	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	591	187	42	785	−	1,605
Current service cost	12	2	17	135	−	166
Interest cost, net	579	185	25	650	−	1,439
Cash effects	(5,499)	(1,756)	−	(422)	−	(7,677)
Payment of contributions	(284)	(89)	−	(422)	−	(795)
Term of Financial Commitment (TCF)	(5,215)	(1,667)	−	−	−	(6,882)
Other changes	−	−	−	−	(52)	(52)
Balance on March 31, 2022	17,691	4,954	960	25,392	9	49,006
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health plans is presented below:

	Pension plans			Health Care Plan
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras	Total
Related to active employees (cost and expenses)	(59)	(11)	(18)	(376)	(464)
Related to retired employees (other income and expenses)	(552)	(200)	(20)	(688)	(1,460)
Expense in the statement of income - Jan-Mar/2023	(611)	(211)	(38)	(1,064)	(1,924)
Related to active employees (cost and expenses)	(45)	(7)	(24)	(287)	(363)
Related to retired employees (other income and expenses)	(546)	(180)	(18)	(498)	(1,242)
Expense in the statement of income - Jan-Mar/2022	(591)	(187)	(42)	(785)	(1,605)
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

13.3.2. Contributions

From January to March 2023, the company contributed a total of R$925 to defined benefit plans, which reduced the balance of obligations, as per the table in note 13.3.1. Additionally, it contributed R$283 (R$242 for the period from January to March 2022) to the defined contribution portion of the PP2 plan and R$2 of the PP3 plan (R$2 for the period from January to March 2022), which were recognized in costing and in statement of income for the year.

The contribution to the defined benefit portion of the PP-2, which had been suspended in July 2012, was restored in April 2023, pursuant to a decision by the Petros Foundation's Deliberative Council. Thus, a portion of the monthly contribution will be destined to risk coverage (payment of sickness allowance, reclusion allowance, lump sum death benefit and minimum guarantees) to reduce the balance of the actuarial liability.

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The company sets up provisions in judicial, administrative and arbitration proceedings in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made. The main actions refer to:

·	Labor lawsuits, highlighting: (i) various labor claims; (ii) individual actions to review the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); and (iii) third-party claims.
·	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
·	Civil claims, in particular: (i) lawsuits related to contracts; (ii) penalties applied by ANP, mainly relating to production measurement systems; and (iii) litigation involving corporate conflicts.
·	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	03.31.2023	12.31.2022
Labor claims	3,885	3,844
Tax claims	2,568	2,433
Civil claims	8,525	7,847
Environmental claims	1,494	1,579
Total	16,472	15,703
	Consolidated
	2023 Jan-Mar	2022 Jan-Mar
Opening Balance	15,703	11,263
Additions, net of reversals	945	1,070
Use of provision	(528)	(421)
Accruals and charges	359	253
Others	(7)	(58)
Closing balance	16,472	12,107

In the preparation of the interim financial information for the period ended on March 31, 2023, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to March 2023, the increase in liabilities is mainly due to changes in the following cases: (i) R$556 in the provision for civil litigation involving contractual issues; (ii) R$78 in the provision related to labor claims; (iii) R$73 in the provision for litigation related to the state monopoly of piped gas services, offset by (iv) a reduction of R$104 due to the agreement involving environmental processes of administrative responsibility.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.2 Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2023	12.31.2022
Tax	43,169	41,095
Labor	4,763	4,735
Civil	12,242	10,899
Environmental	559	569
Others	362	373
Total	61,095	57,671

	Consolidated
	2023 Jan-Mar	2022 Jan-Mar
Opening Balance	57,671	44,858
Additions	2,087	2,117
Use	(99)	(119)
Accruals and charges	1,446	833
Others	(10)	(87)
Closing balance	61,095	47,602

From January to March 2023, the company made judicial deposits in the amount of R$2,087, with emphasis on: (i) R$554 referring to production taxes amounts related to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$502 referring to the incidence of CIDE, PIS and COFINS related to the chartering of platforms; (iii) R$457 related to the recalculation of production taxes on the production of the Albacora field; and (iv) R$323 referring to Corporate Income Tax and Social Contribution Tax for not adding the income of subsidiaries and affiliates domiciled abroad to the parent company's Corporate Income Tax and Social Contribution Tax calculation basis.

14.3 Contingent liabilities

As of March 31, 2023, the contingent liabilities plus interest and monetary restatement, estimated for legal proceedings, whose probability of loss is considered possible, are presented in the following table:

	Consolidated
Nature	03.31.2023	12.31.2022
Tax	169,037	167,457
Labor	44,362	43,163
Civil	39,855	39,381
Environmental	7,036	6,561
Total	260,290	256,562

The main contingent liabilities are:

·	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (v) collection of VAT tax (ICMS) involving several states; and (vi) deduction from the PIS and COFINS tax base, including ship-or-pay agreements and chartering of aircraft and vessels.
·	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
·	Civil matters comprising mainly: (i) lawsuits related to contracts ; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; and (iii) regulation agencies fines.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

·	Environmental matters comprising indemnities for damages and fines related to the Company operation.

In the period from January to March 2023, the increase in contingent liabilities is mainly due to: (i) R$ 1,417 referring to the Corporate Income Tax (CIT), tax on income, of Petrobras subsidiaries in the Netherlands for the year 2018 by valuation of platforms and equipment nationalized under Repetro; (ii) R$1,187 referring to the incidence of PIS/COFINS on tax amnesties; (iii) R$1,162 related to class actions that require a review of the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); (iv) R$831 referring to administrative and judicial proceedings that discuss the difference in special participation and royalties in different fields, including the unification of fields; (v) R$706 referring to lawsuits involving reversal of ICMS VAT Tax credits; (vi) R$355 referring to fines from regulatory agencies; (vii) R$357 referring to the incidence of CIDE and PIS/COFINS related to the chartering of platforms; and (viii) R$356 referring to the levy of ICMS VAT Tax on added value. These effects were partially offset mainly by (ix) R$3,308 for the transfer to remote loss due to a favorable decision referring to ICMS VAT Tax disputes involving the tax classification of goods.

14.4 RMNR - Minimum Remuneration by Level and Work Regime

There are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned only three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. However, the Federal Supreme Court (STF) suspended the effects of the decision rendered by the TST and determined the national suspension of the ongoing processes related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Justice granted the Extraordinary Appeal filed in one of the proceedings to reestablish the judgment that dismissed the copyright requests, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions, reversing the decision of the TST.

In February 2022, the judgment of the grievances filed by the plaintiff and several amici curiae began. The judgment is currently underway in the First Panel of the Federal Supreme Court, with 3 votes in favor of the company, confirming that the prevailing understanding is in the sense of recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions. Considering that the last minister to speak up requested a view, the trial was suspended pending the presentation of the vote by Minister Vistor.

As of March 31, 2023, there are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's interim financial information, R$859 of which classified as probable loss, recognized in liabilities as a provision for lawsuits and administrative expenses, and R$36,694 classified as possible loss.

14.5 Class action and related proceedings

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Lava-Jato Operation, the defendants acted illegally before investors. On 26 May 2021, the District Court of Rotterdam decided that the class action must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The class action is in the merit discussion stage and a decision is expected for July 26, 2023, but it may be brought forward or postponed by the Court.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the arbitration in Argentina, in which Petrobras is being held responsible for an alleged loss of market value of Petrobras shares in the country, due to the developments of Lava Jato Operation, the appeal filed by the Consumidores Damnificados Asociación Civil para su Defensa (“ Association”) was denied, but the Association filed a new appeal, which has not yet been judged by the Argentine Supreme Court.

In parallel to such arbitration, the Association also filed a class action before the Civil and Commercial Court of Buenos Aires, Argentina, with Petrobras appearing spontaneously on April 10, 2023, in the context of which it alleges Petrobras' responsibility for an alleged loss of market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of the Lava Jato Operation and its impact on the Company's financial statements prior to 2015. Such demand does not generate immediate financial and economic impacts for the company. Petrobras denies the allegations made by the Association and will vigorously defend itself against the accusations made by the author of the collective action.

Regarding the criminal action in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the decision of first instance that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take steps to certify whether the company could be considered criminally immune in Argentina for a subsequent reassessment of the matter. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals, so the immunity will have to be reviewed by the lower court. The Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the object of an appeal accepted by the Court of Cassation on September 15, 2022, recognizing the Association the right to represent financial consumers. Petrobras presented other procedural defenses, still subject to appreciation by the appellate courts of the Argentine Justice. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.

In relation to the other criminal action, for alleged non-compliance with the obligation to publish as a “relevant fact” in the Argentine market that there was a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, no relevant events occurred in the period from January to March 2023.

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the company's financial statements in the third quarter of 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals for the District of Columbia. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022

On August 26, 2022, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands, at the request of EIG. The concession was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction alone, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.6	Arbitrations proposed by non-controlling Shareholders in Brazil

In the three-month period ended March 31, 2023, there were no events that changed the assessment and information on arbitrations in Brazil. For more information, see explanatory note 18.5 to the financial statements for the year ended December 31, 2022.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.7	Legal proceedings - Compulsory Loan – Eletrobrás

In the three-month period ended March 31, 2023, there were no events that changed the assessment on this proceeding. For more information, see explanatory note 18.6 to the financial statements for the year ended December 31, 2022.

14.8	Lawsuits brought by natural gas distributors and others

In the three-month period ended March 31, 2023, there were no events that changed the assessment and information on lawsuits and arbitrations. For more information, see explanatory note 18.7 to the financial statements for the year ended December 31, 2022.

15	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	Consolidated
	03.31.2023	12.31.2022
Onshore	2,185	2,182
Shallow Waters	23,161	22,951
Deep and ultra-deep post-salt	51,597	52,114
Pre-salt	20,011	19,801
Total	96,954	97,048
	Consolidated
	2023 Jan-Mar	2022 Jan-Mar
Opening balance	97,048	87,160
Adjustment to provision	34	179
Transfers related to liabilities held for sale (*)	−	(3,125)
Payments made	(1,164)	(1,041)
Interest accrued	1,050	635
Others	(14)	(71)
Total	96,954	83,737

(*) In the period from January to March 2022, refers to transfers of R$ 165 related to the North Pole Capixaba, in Espírito Santo, and R$ 2,960 related to the Potiguar Pole, in Rio Grande do Norte.

16	Other assets and liabilities
Assets	Consolidated
	03.31.2023	12.31.2022
Escrow account and/ or collateral	6,667	5,673
Advances to suppliers	9,698	8,147
Prepaid expenses	1,964	1,892
Derivatives transactions	314	281
Assets related to E&P partnerships	921	368
Others	1,070	1,016
	20,634	17,377
Current	10,353	9,271
Non-Current	10,281	8,106

Liabilities	Consolidated
	03.31.2023	12.31.2022
Obligations arising from divestments	6,782	7,068
Contractual retentions	3,163	3,134
Advances from customers	3,147	4,726
Provisions for environmental expenses, R&D and fines	4,018	3,519
Other taxes	1,728	1,531
Unclaimed dividends	1,346	1,258
Derivatives transactions	502	767
Others	3,710	3,947
	24,396	25,950
Current	13,905	15,660
Non-Current	10,491	10,290

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17	Property, plant and equipment

17.1By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (****)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	−	573	10,758	−	4,915	16,246	16,132
Additions to / review of estimates of decommissioning costs	−	−	−	31	−	31	−
Capitalized borrowing costs	−	−	1,395	−	−	1,395	1,395
Write-offs	(1)	(285)	(24)	(198)	(784)	(1,292)	(1,349)
Transfers (*****)	206	1,074	(630)	535	(42)	1,143	1,136
Transfers to assets held for sale	(3)	(103)	(45)	(35)	−	(186)	(186)
Depreciation, amortization and depletion	(111)	(5,916)	−	(5,666)	(6,157)	(17,850)	(18,721)
Impairment recognition	−	(77)	(25)	−	−	(102)	−
Impairment reversal	−	86	−	−	−	86	70
Cumulative translation adjustment	−	(10)	(5)	(23)	6	(32)	−
Balance at March 31, 2023	13,332	283,082	88,848	195,181	98,178	678,621	698,263
Accumulated cost	22,743	550,459	133,588	351,744	157,333	1,215,867	1,169,205
Accumulated depreciation and impairment (****)	(9,411)	(267,377)	(44,740)	(156,563)	(59,155)	(537,246)	(470,942)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	144,831	345,470	147,222	1,207,658	1,154,481
Accumulated depreciation and impairment (****)	(9,468)	(250,894)	(50,401)	(145,424)	(52,065)	(508,252)	(437,126)
Additions	−	991	8,043	5	5,142	14,181	13,888
Additions to / review of estimates of decommissioning costs	−	−	−	54	−	54	−
Capitalized borrowing costs	−	−	1,236	−	−	1,236	1,221
Write-offs	(1)	(142)	(344)	(20)	(176)	(683)	(349)
Transfers (*****)	282	5,502	(11,804)	6,161	(6)	135	117
Transfers to assets held for sale	(50)	(3,001)	(910)	(3,439)	2	(7,398)	(7,400)
Depreciation, amortization and depletion	(111)	(6,093)	−	(6,640)	(5,713)	(18,557)	(19,342)
Impairment reversal	−	4	−	−	−	4	4
Cumulative translation adjustment	(4)	(47)	(1,077)	(195)	(4)	(1,327)	−
Balance at March 31, 2022	13,418	293,685	89,574	195,972	94,402	687,051	705,494
Accumulated cost	22,651	544,277	138,040	340,629	146,902	1,192,499	1,141,885
Accumulated depreciation and impairment (****)	(9,233)	(250,592)	(48,466)	(144,657)	(52,500)	(505,448)	(436,391)

(*) Comprised of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea equipment for the production and flow of oil and gas depreciated using the units of production method.

(**) The balances by business segment are presented in Note 8.

(***) Comprises exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other expenses directly linked to exploration and production, except production platforms (oil and gas producing fields).

(****) In the case of land and assets under construction, it refers only to impairment losses.

(*****) Mainly includes transfers between types of assets and transfers of advances to suppliers.

17.2Estimated useful life

The useful life of assets depreciated are shown below:

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
03.31.2023
Accumulated cost	66,247	78,949	12,137	157,333	170,317
Accumulated depreciation and impairment	(19,852)	(36,271)	(3,032)	(59,155)	(62,550)
Total	46,395	42,678	9,105	98,178	107,767
12.31.2022
Accumulated cost	65,758	77,159	11,888	154,805	167,727
Accumulated depreciation and impairment	(17,704)	(34,092)	(2,769)	(54,565)	(57,517)
Total	48,054	43,067	9,119	100,240	110,210

17.4Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes related to the Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and Tartaruga fields.

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Consolidated and Parent Company
	2023 Jan-Mar	2022 Jan-Mar
Initial balance	2,122	2,033
Additions/(write-offs) in Property, Plant and Equipment	(17)	(169)
Other operating (income) expenses	92	(138)
Final balance	2,197	1,726

17.5Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2023, the capitalization rate was 6.85% p.a. (6.01% p.a. for the three-month period ended March 31, 2022).

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18	Intangible assets

18.1By class of assets

	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated Cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Addition	3	197	−	200	196
Capitalized borrowing costs	−	13	−	13	13
Write-offs	(180)	−	−	(180)	(180)
Transfers	−	5	−	5	2
Amortization	(4)	(116)	−	(120)	(113)
Balance at March 31, 2023	12,983	2,393	123	15,499	15,344
Accumulated Cost	13,277	8,349	123	21,749	20,894
Accumulated amortization and impairment	(294)	(5,956)	−	(6,250)	(5,550)
Estimated useful life in years	(**)	5	Undefined

	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated Cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Addition	20	192	−	212	186
Capitalized borrowing costs	−	8	−	8	8
Write-offs	(4)	(4)	−	(8)	(4)
Transfers	(17)	1	−	(16)	−
Amortization	(5)	(89)	−	(94)	(89)
Impairment - accrual	−	(6)	−	(6)	−
Cumulative translation adjustment	(7)	(1)	(1)	(9)	−
Balance at March 31, 2022	15,024	1,820	122	16,966	16,783
Accumulated Cost	15,301	7,484	122	22,907	21,957
Accumulated amortization and impairment	(277)	(5,664)	−	(5,941)	(5,174)
Weighted average useful life in years	(**)	5	Undefined

(*) Comprised mainly of signature bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents and others.

(**) Comprised mainly of assets with an indefinite useful life, whose valuation is reviewed annually to determine whether it remains justifiable.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

19	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (*)
Property, plant and equipment
Opening Balance	9,790	11,127
Additions	337	344
Write-offs	−	(68)
Transfers	(224)	(48)
Cummulative translation adjustment	(8)	(97)
Final balance	9,895	11,258
Intangible	12,376	14,376
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	22,271	25,634
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2023	2022
Exploration costs recognized in the statement of income	Jan-Mar	Jan-Mar
Geological and geophysical expenses	(649)	(278)
Exploration expenditures written off (includes dry wells and signature bonuses)	(165)	(114)
Contractual penalties on local content requirements	(1)	(9)
Other exploration expenses	(2)	(7)
	(817)	(408)

Cash used in:
Operating activities	651	285
Investment activities	337	395
	988	680

20	Collateral for crude oil exploration concession agreements

Petrobras has granted collateral to the National Agency of Petroleum, Natural Gas and Biofuels - ANP in the total amount of R$ 9,247 for the Minimum Exploratory Programs established in the concession agreements for petroleum exploration areas, which are in force and net of commitments undertaken. Of this amount, R$8,598 corresponds to the pledge of crude oil from previously identified fields that are already in the production phase and R$649 refers to bank guarantees.

21	Investments

21.1Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (**)	Total
Balance at December 31, 2022	266,054	130	113	5,130	271,427
Investments	−	−	25	−	25
Restructuring, capital decrease and others	(239)	−	−	−	(239)
Results in equity-accounted investments	7,096	10	4	49	7,159
Cumulative translation adjustments	(7,377)	−	−	(405)	(7,782)
Other comprehensive income	63	−	(4)	465	524
Dividends	(262)	(1)	−	−	(263)
Balance at March 31, 2023	265,335	139	138	5,239	270,851

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (**)	Total
Balance at December 31, 2021	264,102	180	109	5,434	269,825
Investments	−	−	45	−	45
Restructuring, capital decrease and others	(295)	−	−	−	(295)
Results in equity-accounted investments (*)	5,725	13	30	1,403	7,171
Cumulative translation adjustments	(42,024)	−	−	(1,272)	(43,296)
Other comprehensive income	−	−	(1)	1,296	1,295
Dividends	1	−	(6)	−	(5)
Balance at March 31, 2022	227,509	193	177	6,861	234,740
(*) On March 31, 2022, the income statement includes the results of companies classified as held for sale in the amount of R$42.
(**) Includes other investments.

21.2Changes in investment (Consolidated)

	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2022	2,855	5,317	8,172
Investments	25	17	42
Restructuring, capital decrease and others	−	(8)	(8)
Results in equity-accounted investments	124	57	181
Cumulative translation adjustments	(74)	(410)	(484)
Other comprehensive income	(4)	465	461
Dividends	(50)	−	(50)
Balance at March 31, 2023	2,876	5,438	8,314

	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2021	2,839	5,588	8,427
Investments	46	3	49
Transfers to held for sale	(12)	−	(12)
Restructuring, capital decrease and others	47	(56)	(9)
Results in equity-accounted investments	359	1,457	1,816
Cumulative translation adjustments	(416)	(1,295)	(1,711)
Other comprehensive income	(1)	1,296	1,295
Dividends	(254)	−	(254)
Balance at March 31, 2022	2,608	6,993	9,601
(*) Includes other investments.

22	Disposal of assets and other transactions

The Company has an active portfolio, which takes into account opportunities of partnerships and disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

On February 28, 2023, Petrobras was notified by the Ministry of Mines and Energy - MME, requesting the suspension of asset sales for 90 days, due to the reassessment of the National Energy Policy and to the new composition of the National Energy Policy Council, respecting the Company's governance rules, commitments assumed with government entities and without going against the interests of Petrobras.

On April 3, 2023, the Company’s Board of Executive Officers informed that the revision of unsigned divestment processes will be carried out within the scope of the adjustments to be made to the 2023-27 Strategic Plan.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2023				12.31.2022
	E&P	RT&M	Corporate and other segments	Total	Total
Assets classified as held for sale
Inventories	−	130	−	130	108
Investments	1	1	−	2	2
Property, plant and equipment	9,612	105	−	9,717	18,713
Others	−	4	−	4	−
Total	9,613	240	−	9,853	18,823
Liabilities on assets classified as held for sale
Finance debt	−	−	677	677	694
Provision for decommissioning costs	4,613	−	−	4,613	6,952
Total	4,613	−	677	5,290	7,646

22.1Sales pending closing

The assets and liabilities corresponding to the transactions signed in previous periods which are pending closing are classified as held for sale at March 31, 2023:

i.	sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water field concessions, together with their associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called the Potiguar group of fields;
ii.	sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields;
iii.	sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, located in the state of Ceará; and
iv.	sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, located in the Espírito Santo Basin.

For more information on these transactions (which are subject to certain conditions precedent), see note 30.1 of the Company's consolidated financial statements of 2022.

From January to March 2023, no new contracts were signed.

22.2Closed sales

The main asset sales operations are presented below:

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)(**)	Closing amount in other currencies(***)	Gain/ (loss) (****)	Further infor-mation
Sale of its entire interest in Albacora Leste producing field, located in the Campos Basin	Petro Rio Jaguar Petróleo LTDA (PetroRio), a subsidiary of Petro Rio S.A.	Apr/2022 Jan/2023	9,654	US$ 1,928	2,953	a

(*) Amount agreed at the signing of the transaction, plus closing price adjustment, when provided for in the contract.
(**) The amount of “Receivables from the sale of assets (Divestments) in the Statement of Cash Flows” is mainly composed of amounts from the Divestment Program: partial receipt of operations from this year, installments of operations from previous years and advances referring to operations not completed.
(***) Contract value and price adjustments of transactions traded in currencies other than the real.
(****) Recognized in "Results from disposals, write-off of assets and result from the remeasurement of equity interests" - explanatory note 6 - Other (expenses) income, net.

a)	Sale of Albacora Leste concession

The transaction was closed after the fulfillment of conditions precedent, with the receipt, in cash, of R$ 8,455 (US$ 1,635 million), including price adjustments provided for in the contract, in addition to US$ 292.7 million received at the transaction signing. In addition, Petrobras is expected to receive up to US$ 250 million in contingent payments provided for in the contract, depending on future Brent prices.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.3Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate gain recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to March 2023		Asset recognized in previous periods US$ million
			US$ million	R$
Sales in previous years
Riacho da Forquilha group of fields	December 2019	62	7	34	28
Pampo and Enchova group of fields	July 2020	650	−	−	180
Baúna field	November 2020	285	−	−	132
Frade field	February 2021	20	−	−	−
Ventura group of fields	July 2021	43	−	−	43
Miranga group of fields	December 2021	85	−	−	55
Cricare group of fields	December 2021	118	−	−	22
Peroá group of fields	August 2022	43	−	−	10
Papa-Terra field	December 2022	90	1	3	15
Sales in the period
Albacora Leste field	January 2023	250	−	−	−
Surplus volume of the Transfer of Rights Agreement					−
Sepia and Atapu	April 2022	5,244	25	130	693
Total
Sales in previous years			33	167	1,178

23	Finance debt
23.1	Balance by type of finance debt
	Consolidated
	03.31.2023	12.31.2022
Banking Market	6,182	6,705
Capital Market	15,024	15,108
Development banks (*)	3,656	3,770
Others	25	19
Total in Brazil	24,887	25,602
Banking Market	43,305	43,759
Capital Market	71,398	73,368
Export Credit Agency	11,181	12,745
Others	804	812
Total abroad	126,688	130,684
Total finance debt	151,575	156,286
Current	20,818	18,656
Noncurrent	130,757	137,630

(*) Includes BNDES, FINAME, and FINEP.

The amount classified in current liabilities is composed of:

	Consolidated
	03.31.2023	12.31.2022
Short-term debt	32	−
Current portion of long-term debt	18,332	16,231
Accrued interest on short and long-term debt	2,454	2,425
Total	20,818	18,656

The capital market balance is mainly composed of R$68,220 in global notes, issued abroad by PGF, R$9,691 in debentures and R$4,570 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2024 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 87%, 2% and 11% of the total global notes, respectively.

The debentures and commercial notes, due between 2024 and 2037 do not require real guarantees and are not convertible into shares or equity interests.

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of March 31, 2023, there were no defaults, breaches of covenants (breaches) or adverse changes in clauses that resulted in changes in the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2022.

23.2	Changes
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from financing	12	251	263
Repayment of principal (*)	(943)	(1,466)	(2,409)
Repayment of interest (*)	(614)	(1,935)	(2,549)
Charges incurred in the period (**)	551	2,264	2,815
Monetary and exchange variations	279	(151)	128
Cumulative translation adjustment	−	(2,959)	(2,959)
Balance at March 31, 2023	24,887	126,688	151,575
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,209	174,015	199,224
Proceeds from financing	−	782	782
Repayment of principal (*)	(749)	(5,423)	(6,172)
Repayment of interest (*)	(479)	(2,291)	(2,770)
Charges incurred in the period (**)	516	2,177	2,693
Monetary and exchange variations	241	(3,891)	(3,650)
Cumulative translation adjustment	−	(22,288)	(22,288)
Balance at March 31, 2022	24,738	143,081	167,819
(*) Includes prepaymments.
(**)Includes appropriations of goodwill, discounts and associated transaction costs.

In the period from January to March 2023, the Company repaid several finance debts, in the amount of R$ 6,858.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.3	Reconciliation with cash flows from financing activities - Consolidated
			2023			2022
			Jan-Mar			Jan-Mar
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	263	(2,409)	(2,549)	782	(6,172)	(2,770)
Debt reestructuring	−	−	−	−	(134)	−
Related deposits (*)	−	(1,485)	(415)	−	(1,377)	(252)

Cash flows from financing activities	263	(3,894)	(2,964)	782	(7,683)	(3,022)

(*)Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.
23.4	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total (*)	Fair value

Financing in U.S. Dollars (US$):	13,888	16,457	13,047	7,763	12,523	50,866	114,544	113,505
Floating rate debt (**)	13,086	13,612	9,823	5,808	8,838	3,312	54,479
Fixed rate debt	802	2,845	3,224	1,955	3,685	47,554	60,065
Average interest rate (p.a)	6.5%	6.4%	6.0%	6.3%	5.9%	6.6%	6.5%
Financing in Brazilian Reais (R$):	2,394	3,818	1,161	2,316	653	14,544	24,886	25,423
Floating rate debt(***)	1,523	1,467	719	719	215	7,089	11,732
Fixed rate debt	871	2,351	442	1,597	438	7,455	13,154
Average interest rate (p.a)	6.5%	6.7%	6.4%	6.2%	6.4%	6.5%	6.5%
Financing in Euro (€):	77	91	1,498	−	−	3,025	4,691	4,481
Fixed rate debt	77	91	1,498	−	−	3,025	4,691
Average interest rate (p.a)	4.6%	4.7%	4.7%	-	-	4.7%	4.7%
Financing in Pound Sterling (£):	104	35	−	2,899	−	4,416	7,454	6,925
Fixed rate debt	104	35	−	2,899	−	4,416	7,454
Average interest rate (p.a)	6.2%	6.3%	−	6.2%	−	6.5%	6.3%
Total on March 31, 2023	16,463	20,401	15,706	12,978	13,176	72,851	151,575	150,334
Average interest rate (p.a)	6.4%	6.4%	6.0%	6.2%	5.9%	6.6%	6.5%	−
Total on December 31, 2022	18,656	20,577	16,061	13,164	15,096	72,732	156,286	155,766
Average interest rate (p.a)	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%	−

(*)The average maturity of outstanding debt as of March 31, 2023 is 12.02 years (12.07 years as of December 31, 2022). (**) Operation

(**) Operations with variable index plus fixed spread.

(***) Operations with variable index plus fixed spread, as applicable.

As of March 31, 2023, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 65,873 (R$ 68,146, on December 31, 2022); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 84,461 (R$ 87,620, on December 31, 2022).

Regarding the reform of the reference interest rates (IBOR Reform), the company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, with a view to adapting the various financial instruments to the new benchmarks, and the company expects that the replacement of the reference to LIBOR in current financing agreements is carried out under market conditions, and therefore, it expects that there will be no material impacts when this process is completed. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), whose value corresponds to approximately 30.9% of its financing.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Maturity	2023	2024	2025	2026	2027	2028 onwards	03.31.2023	12.31.2022
Principal	13,933	20,549	16,135	13,319	13,463	76,997	154,396	165,419
Interest	7,409	8,945	7,340	6,490	5,366	87,500	123,050	129,478
Total (*)	21,342	29,494	23,475	19,809	18,829	164,497	277,446	294,897
(*)The nominal flow of leases is found in note 24. .

23.5	Lines of credit
				03.31.2023
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	03/27/2019	02/27/2024	3,250	−	3,250
Total				8,250	-	8,250
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				4,329	−	4,329
(*) In April 2021, PGT extended part of the Revolving Credit Facility. As such, $2,050 million will be available for withdrawal from February 28, 2024 through February 27, 2026.

24	Lease liabilities

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	31,411	93,006	124,417
Remeasurement/New agreements	1,610	1,572	3,182
Payment of principal and interest	(2,630)	(4,593)	(7,223)
Charges incurred in the period	583	1,311	1,894
Monetary and Exchange variation	(391)	(2,389)	(2,780)
Cumulative translation adjustments	−	(34)	(34)
Balance at March 31, 2023	30,583	88,873	119,456
Current			28,665
No Current			90,791

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,695	102,899	128,594
Remeasurement / New agreements	2,133	1,618	3,751
Payment of principal and interest	(1,952)	(4,964)	(6,916)
Charges incurred in the period	380	1,218	1,598
Monetary and Exchange variation	(2,067)	(15,017)	(17,084)
Cumulative translation adjustments	−	(344)	(344)
Balance at March 31, 2022	24,189	85,410	109,599
Current			25,361
No Current			84,238

As of March 31, 2023, the value of the lease liability of Petrobras Holding is R$126,659 (R$ 132,160 as of December 31, 2022), including leases and subleases with investee companies, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total
Nominal value on March 31, 2023	22,513	25,169	18,367	12,800	10,885	73,156	162,890
Nominal value on December 31, 2022	29,797	24,115	17,640	12,492	11,071	75,646	170,761

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In certain contracts, there are variable payments and amounts less than 1 year recognized as an expense:

	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Variable payments	1,683	1,308
Up to 1 year maturity	92	351

Variable payments x fixed payments	23%	19%

At March 31, 2023, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 414,321 (R$ 416,962 at December 31, 2022).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.3.

25	Equity
25.1	Share capital

As of March 31, 2023 and December 31, 2022, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which R$117,208 refer to 7,442,454,142 common shares and R$88,224 refer to 5,602,042,788 preferred shares, all registered, book-entry shares and with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares owned by Petrobras that are held in treasury in the amount of R$7 (R$7 on December 31, 2022), represented by 295,669 shares, of which 222,760 are common shares and 72,909 are preferred shares.

25.2	Remuneration to shareholders

Dividends for the year 2022

On April 27, 2023, the Annual Shareholders' Meeting approved dividends for the year 2022, in the amount of R$222,560, corresponding to R$17.06202044 per outstanding preferred and common share. This amount includes advance payment to shareholders, monetarily restated by the Selic rate variation from the payment date to December 31, 2022, in the amount of R$186,745, and the additional dividend of R$35,815 which, on December 31, 2022, was highlighted in shareholders' equity as an additional proposed dividend.

Complementary dividends of R$ 35,815, equivalent to R$ 2.74573369 per outstanding preferred and common share, were reclassified from shareholders' equity to liabilities on the date of approval of the Annual Shareholders' Meeting and will be paid in three installments, on May 19, June 16th and December 27th, 2023, updated by the Selic rate from December 31st, 2022 until the date of each payment.

Dividends payable

As of March 31, 2023, there is no balance of dividends payable to the parent company's shareholders, as shown in the movement below.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Parent Company
	2023	2022
	Jan-Mar	Jan-Mar
Changes in dividends payable
Opening balance	21,751	−
Payments made	(21,803)	(2)
Monetary restatement	156	−
Transfers to unclaimed dividends	(88)	2
Withholding income taxes over interest on capital and monetary restatement	(16)	−
Closing balance	−	−

On January 19, 2023, Petrobras paid the second installment of anticipated dividends approved by the Board of Directors on November 3, 2022, in the amount of R$ 21,751, net of withholding income taxes over interest on capital. This installment was monetarily restated in R$ 156 based on the SELIC interest rate from December 31, 2022 to the payment date.

Unclaimed dividends

As of March 31, 2023, the balance of dividends not claimed by shareholders of Petrobras is R$ 1,346 (R$ 1,258 on December 31, 2022) recorded as other current liabilities, as described in note 16. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares and with Petrobras.

	Parent Company
	2023	2022
	Jan-Mar	Jan-Mar
Changes in unclaimed dividends
Opening balance	1,258	451
Transfers from dividends payable	88	(2)
Closing balance	1,346	449
25.3	Earnings per share
	Consolidated and Parent Company
	2023	2022
	Jan-Mar	Jan-Mar
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	21,770	25,424
Preferred	16,386	19,137
	38,156	44,561

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261
Basic and diluted earnings per share (R$ per share)
Common	2.93	3.42
Preferred	2.93	3.42

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26	Risk management

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.1	Derivative financial instruments

The following tables present a summary of the positions held by the company as of March 31, 2023, recognized as other current assets and liabilities, in addition to the amounts recognized in income, other comprehensive income for the period and guarantees given as collateral by nature of the operations:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Derivatives not designated for hedge accounting
Future contracts - total (*)	2,514	683	19	(209)
Long position/Crude oil and oil products	10,521	9,058	−	−	2023
Short position/Crude oil and oil products	(8,007)	(8,375)	−	−	2023
Swap (**)
Long position/ Soybean oil	1	−	−	−	2023
Short position/ Soybean oil	(5)	(3)	2	(1)	2023
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (***)	1	1	−	−	2023
Short position/Foreign currency forwards (BRL/USD) (***)	(6)	−	1	−	2023
Swap
Swap - CDI X IPCA	3,008	3,008	95	(82)	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(403)	(336)	2024/2029
Total recognized in the Statement of Financial Position			(286)	(628)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons (PBIO operations).
(***) Amounts in US$ are presented in million.

	Gains/ (losses) recognized in the statement of income
	2023 Jan-Mar	2022 Jan-Mar
Commodity derivatives
Other commodity derivative transactions - Note 26.2 (a)	410	(282)
Recognized in Other Income and Expenses	410	(282)
Currency derivatives
Swap Pounds Sterling x Dollar	−	(158)
Swap CDI x Dollar - Note 26.3 (b)	79	879
Others	(1)	(1)
	78	720
Interest rate derivatives
Swap - CDI X IPCA	35	(19)
	35	(19)
Cash flow hedge on exports -Note 26.3 (a)	(5,992)	(7,221)
Recognized in Net finance income (expense)	(5,879)	(6,520)
Total	(5,469)	(6,802)

	Gains/ (losses) recognized in other comprehensive income
	2023	2022
	Jan-Mar	Jan-Mar
Cash flow hedge on exports - Note 26.3 (a)	13,683	67,129

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Guarantees given (received) as collateral
	03.31.2023	12.31.2022
Commodity derivatives	108	499
	108	499

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2023 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario	Possible Scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(330)	(660)
Future and Swap contracts	Soy oil - price changes	−	−	(1)
		−	(330)	(661)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on March 31, 2023, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

26.2	Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

26.3	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of March 31, 2023, in addition to the expectation of reclassification to the statement of income of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a rate of R$/US$ of 5.0804, are shown below:

				Present value of hedging instrument at 03.31.2023
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From Apr/2023 to Mar/2033	61,711	313,516

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2022	62,119	324,121
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	6,035	31,083
Exports affecting the statement of income	(1,792)	(9,264)
Principal repayments / amortization	(4,651)	(24,223)
Foreign exchange variation	−	(8,201)
Amount on March 31, 2023	61,711	313,516
Nominal value of hedging instrument (finance debt and lease liability) on March 31, 2023	71,293	362,195

.

In the period from January to March 2023, an exchange loss of R$510 was recognized referring to the ineffectiveness in the exchange variation line (exchange gain of R$125 in the same period in 2022).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 48.13% of highly probable future exports.

The movement in the exchange variation accumulated in other comprehensive income as of March 31, 2023, to be realized by future exports, is shown below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(70,089)	23,831	(46,258)
Recognized in Shareholders’ Equity	7,691	(2,615)	5,076
Reclassified to the statement of income - occurred exports	5,992	(2,037)	3,955
Balance at March 31, 2023	(56,406)	19,179	(37,227)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(123,622)	42,034	(81,588)
Recognized in Shareholders’ Equity	59,908	(20,369)	39,539
Reclassified to the statement of income - occurred exports	7,221	(2,455)	4,766
Balance at March 31, 2022	(56,493)	19,210	(37,283)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2023-2027, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of March 31, 2023 is shown below:

Consolidated
	2023	2024	2025	2026	2027	2028	2029 to 2032	Total
Expected realization	(13,703)	(13,959)	(8,453)	(6,911)	(7,710)	(5,052)	(618)	(56,406)

b) Information on ongoing contracts

As of March 31, 2023, the company has swap contracts - IPCA x CDI and CDI x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

In 2019, Petrobras entered into derivative operations with the objective of protecting itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034, and operations of cross-currency swap CDI x Dollar, with maturities in September 2024 and September 2029.

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In July 2022, the first debenture repurchase plan was approved, authorizing the acquisition of these securities to be held in treasury or resold. Until March 31, 2023, only an immaterial amount of this debt was repurchased. The position in derivative contracts of IPCA x CDI and CDI x Dollar remains unchanged.

Changes in future interest rate curves (CDI) may impact the company's results, due to the market value of these swap contracts. In preparing the sensitivity analysis on future interest rate curves, the parallel shock on this curve was estimated based on the average maturity of swaps and the methodology on the horizon of application of sensitivity, presented above. For the possible and remote scenarios, the impacts of variations of 40% (500 BP – basis points) and 80% (1000 BP), respectively, on future interest rate curves were estimated. The effects of this sensitivity analysis, keeping all other variables constant, are shown in the table below:

	Possible Result	Remote Result
SWAP foreign currency (IPCA x USD)	(52)	(99)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the forward curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company deals in contracts with highly rated banks.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate forecast for the close of the next quarter. The possible and remote scenarios have the same references and consider the appreciation of the exchange rate at the end of the quarter (risk) at 20% and 40%, respectively, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies. These analyzes cover only the exchange rate variation and keep all other variables constant.

Financial Instruments	Exposure at 03.31.2023	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	38,160	Dollar / Real	1,274	7,632	15,264
Liabilities	(489,286)		(16,334)	(97,857)	(195,714)
Exchange rate - Cross currency swap	(3,008)		(100)	(602)	(1,203)
Cash flow hedge on exports	313,516		10,466	62,703	125,406
	(140,618)		(4,694)	(28,124)	(56,247)
Assets	4,841	Euro / Dollar	151	968	1,936
Liabilities	(9,522)		(297)	(1,904)	(3,809)
	(4,681)		(146)	(936)	(1,873)
Assets	7,665	Pound Sterling/ Dollar	149	1,533	3,066
Liabilities	(14,777)		(286)	(2,955)	(5,911)
	(7,112)		(137)	(1,422)	(2,845)
Assets	9	Pound Sterling / Real	−	2	4
Liabilities	(164)		(9)	(33)	(66)
	(155)		(9)	(31)	(62)
Assets	22	Euro / Real	1	4	9
Liabilities	(65)		(4)	(13)	(26)
	(43)		(3)	(9)	(17)
Total	(152,609)		(4,989)	(30,522)	(61,044)
(*) The probable scenario was computed based on the following risks: Real x U.S. Dollar - a 3,34% depreciation of the Real; Euro x Dollar: a 3% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.88% appreciation of the Pound Sterling; Real x Euro: a 6.5% depreciation of the Real; and Real x Pound Sterling - a 5.3% depreciation of the Real. Source: Focus and Thomson Reuters.
26.4	Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on March 31, 2023.

	Consolidated
Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 3M	59	77	94
LIBOR 6M	3,292	4,609	5,926
SOFR 3M (**)	353	482	612
SOFR 6M (**)	52	73	94
CDI	842	1,179	1,515
TJLP	363	508	653
IPCA	479	670	862
	5,440	7,598	9,756
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed. (**) Represents the Secured Overnight Funding Rate.
26.5	Liquidity risk management

The possibility of insufficient cash or other financial assets to settle obligations on the scheduled dates is managed by the company. In Petrobras' individual interim financial information for the period ended March 31, 2023, net working capital was negative, mainly due to transactions with subsidiaries, as per explanatory note 27. In the same period, considering the integrated cash view, the net working capital was positive in the consolidated interim financial information.

The company regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital markets, by various means, including repurchase offers, securities redemptions and/or open market operations, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

26.6	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Commodity derivatives	19	2	−	21
Foreign currency derivatives	−	1	−	1
Interest rate derivatives	−	95	−	95
Balance at March 31, 2023	19	98	−	117
Balance at December 31, 2022	−	−	−	−

Liabilities
Foreign currency derivatives	−	(403)	−	(403)
Balance at March 31, 2023	−	(403)	−	(403)
Balance at December 31, 2022	(209)	(419)	−	(628)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 23 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

27	Related-party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The policy also aims to ensure adequate and diligent decision-making by the company's management.

27.1	Commercial transactions per operation with investees (Parent Company)

	03.31.2023			12.31.2022
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	25,072	−	25,072	26,388	−	26,388
Dividends receivable	78	−	78	94	−	94
Amounts related to construction of gas pipeline	−	786	786	−	820	820
Other operations	31	206	237	678	200	878
Advances to suppliers	652	1,880	2,532	614	2,010	2,624
Total	25,833	2,872	28,705	27,774	3,030	30,804
Liabilities
Lease liabilities (*)	(2,099)	(4,335)	(6,434)	(2,113)	(4,630)	(6,743)
Mutual operations	(350)	(67,877)	(68,227)	(1,093)	(52,569)	(53,662)
Prepayment of exports	(86,611)	(195,732)	(282,343)	(76,192)	(231,206)	(307,398)
Accounts payable to suppliers	(12,687)	−	(12,687)	(13,455)	−	(13,455)
Purchases of crude oil, oil products and others	(8,828)	−	(8,828)	(9,471)	−	(9,471)
Affreightment of platforms	(286)	−	(286)	(365)	−	(365)
Advances from clients	(3,594)	−	(3,594)	(3,614)	−	(3,614)
Other operations	21	−	21	(5)	−	(5)
Total	(101,747)	(267,944)	(369,691)	(92,853)	(288,405)	(381,258)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2023 Jan-Mar	2022 Jan-Mar
Result
Revenues, mainly sales revenues	29,962	39,383
Foreign exchange and inflation indexation charges, net (**)	(1,219)	6,009
Finance income (expenses), net (**)	(6,161)	(5,224)
Total	22,582	40,168
(**) Includes the amounts of R$ 39 of active exchange variation and R$ 130 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 344 of active exchange variation and R$ 160 of financial expense for the period from January to March 2022).
27.2	Annual interest rates for loan operations
	Parent Company
		Liability
	03.31.2023	12.31.2022
De 7.01 to 8%	(55,587)	(53,662)
De 8.01 to 9%	(12,640)	−
Total	(68,227)	(53.662)

27.3	Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	03.31.2023	12.31.2022
Accounts receivable, net	37,691	40,007
Credit rights assignments	(30,444)	(36,541)

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2023 Jan-Mar	2022 Jan-Mar
Financial Income FIDC-NP	1,285	1,050
Financial Expenses FIDC-NP	(1,119)	(746)
Net finance income (expense)	166	304

27.4	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 109,916 to be settled on March 31, 2023 (R$ 113,815 on December 31, 2022).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

27.5	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	03.31.2023		12.31.2022
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	94	35	109	52
Other associates and joint ventures	379	9	377	111
Subtotal	473	44	486	163
Brazilian government
Government bonds	8,669	−	8,812	−
Banks controlled by the Brazilian Government	64,252	6,436	61,625	8,178
Petroleum and alcohol account - receivables from the Brazilian Government	3,198	−	3,143	−
Federal Government (*)	−	1,559	−	7,419
Pré-Sal Petróleo S.A. – PPSA	−	274	−	296
Others	818	185	306	371
Subtotal	76,937	8,454	73,886	16,264
Petros	396	982	290	1,569
Total	77,806	9,480	74,662	17,996
Current assets	13,045	2,646	13,583	11,055
Non-current assets	64,761	6,834	61,079	6,941

(*) Includes lease amounts.

The effect on the result of significant transactions is presented below:

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated

	2023 Jan-Mar	2022 Jan-Mar
Joint ventures and associates
State-controlled gas distributors (*)	−	3,002
Petrochemical companies	4,618	5,882
Other associates and joint ventures	45	153
Subtotal	4,663	9,037
Brazilian government
Government bonds	275	220
Banks controlled by the Brazilian Government	33	109
Petroleum and alcohol account - receivables from the Brazilian Government	55	97
Brazilian Government	(88)	−
Pré-Sal Petróleo S.A. – PPSA	(564)	(203)
Others	(200)	61
Subtotal	(489)	284
Petros	(23)	−
Total	4,151	9,321

Revenues, mainly sales revenues	4,647	9,312
Purchases and services	8	22
Operating income and expense	(768)	(463)
Foreign exchange and inflation indexation charges, net	(221)	65
Finance income (expenses), net	485	385
Total	4,151	9,321
(*) In July 2022, the Company disposed its entire interest in Gaspetro.

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 13.

27.6	Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy and are presented below:

Parent Company

	Jan-Mar/2023			Jan-Mar/2022
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	3.6	0.2	3.8	3.8	0.1	3.9
Social security and other employee-related taxes	1.0	−	1.0	1.1	−	1.1
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	−	0.3
Benefits due to termination of tenure	0.3	−	0.3	−	−	−
Total compensation recognized in the statement of income	5.2	0.2	5.4	5.2	0.1	5.3
Total compensation paid (*)	5.2	0.2	5.4	6.6	0.1	6.7
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	5.00	14.00	9.00	3.33	12.33

(*) Includes the PPP for Administrators in the Executive Board.

In the period from January to March 2023, the consolidated expense with the total compensation of the company's officers and board members totaled R$ 12.22 (R$ 15.11 in the period from January to March 2022).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 618 thousand in the period from January to March 2023 (R$ 741 thousand, considering social charges). In the period from January to March 2022, the remuneration accrued in the period was R$ 800 thousand (R$ 959 thousand, considering social charges).

On April 27, 2023, the Annual Shareholders' Meeting set the remuneration of the management (Executive Board and Board of Directors) at up to R$44.99 as the global limit of remuneration to be paid in the period between April 2023 and March 2024 (R$ 39.59 in the period between April 2022 and March 2023, fixed on April 13, 2022).

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28	Supplemental information on statement of cash flows
	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	1,047	845
Transactions that does not involve cash
Lease	4,798	5,100
Provision/(reversals) for decommissioning costs	34	54
Use of tax credits and judicial deposits to pay the contingency	97	3,767

The final balance of cash and cash equivalents, in the statement of cash flows, includes amounts related to assets held for sale, as shown in the reconciliation below:

	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Balance reconciliation at the beginning of the period
Balance of cash and cash equivalents on the statement of financial position	41,723	58,410
Cash and cash equivalents classified as assets held for sale	−	72
Cash and cash equivalents in the Statement of Cash Flow - Opening balance	41,723	58,482
Balance reconciliation at the end of the period
Balance of cash and cash equivalents on the statement of financial position	52,277	81,601
Cash and cash equivalents classified as assets held for sale	−	40
Cash and cash equivalents in the Statement of Cash Flow - Closing Balance	52,277	81,641
28.1	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Consolidated
	2023	2022
	Jan-Mar	Jan-Mar
Depreciation of Property, plant and equipment	17,850	18,557
Amortization of Intangible assets	120	93
	17,970	18,650
Depreciation of right of use - recovery of PIS/COFINS	(199)	(148)
Depreciation, depletion and amortization in the Statements of Added Value	17,771	18,502
Capitalized depreciation	(2,585)	(1,898)
Depreciation, depletion and amortization in the Statements of Cash Flows	15,186	16,604
29	Subsequent events

Sale of Norte Capixaba group of fields

On April 12, 2023, after fulfilling all the conditions precedent, the Company completed the sale of its entire interest (100%) in a set of 4 concessions in onshore production fields, with integrated facilities, located in the state of Espírito Santo, for the company Seacrest Petróleo SPE Norte Capixaba Ltda (Seacrest).

The operation was completed with the receipt of US$ 426.65 million in cash, including price adjustments provided for in the contract. This amount is added to US$ 35.85 million received when the contract was signed. In addition to these amounts, Petrobras expects to receive up to US$ 66 million in contingent payments, depending on future Brent prices.

The result of the operation will be reflected in the interim financial information for the second quarter of 2023.

Remuneration to shareholders

On May 11, 2023, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of R$ 24,700 (R$ 1.893577 per preferred and common shares in circulation), based on the result for the period from January to March 2023, as shown in the table below:

			Remuneration to shareholders of Petrobras
	Date of Board of Directors’ approval	Date of shareholders’ position	Amount per preferred and common shares (R$)	Amount
Anticipation of dividends	05.11.2023	06.12.2023	1.224968	15,979
Anticipation of interest on capital	05.11.2023	06.12.2023	0.668609	8,721
Total of remuneration to shareholders			1.893577	24,700

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

These dividends and interest on capital will be paid in two equal installments of R$ 12,350, on August 18 and September 20, 2023, being included in the remuneration proposal that will be distributed to shareholders at the end of 2023 year. The amounts will be monetarily restated, according to the Selic rate variation, from the date of effective payment of each installment until the end of the referred fiscal year, on December 31, 2023.

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30	Correlation between the explanatory notes of December 31, 2022 and the ones of March 31, 2023
	Number of notes
Notes to the Financial Statements	Annual for 2022	Quarterly information for 1Q-23
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	3
Sales revenues	8	4
Costs and Expenses by nature	9	5
Other income and expenses	10	6
Net finance income (expense)	11	7
Segment information	12	8
Trade and other receivables	13	9
Inventories	14	10
Trade payables	15	11
Taxes	16	12
Employee benefits (Post-Employment)	17	13
Provisions for legal proceedings	18	14
Provision for decommissioning costs	19	15
Other assets and liabilities	20	16
Property, plant and equipment	23	17
Intangible assets	24	18
Exploration and evaluation of oil and gas reserves	26	19
Collateral for crude oil exploration concession agreements	27	20
Investments	29	21
Disposal of Assets and other changes in organizational structure	30	22
Finance debt	31	23
Leases	32	24
Equity	33	25
Risk management	34	26
Related-party transactions	35	27
Supplemental information on statement of cash flows	36	28
Subsequent events	37	29

The notes to the annual report 2022, which were suppressed in the interim financial statements of March 31, 2023 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Capital management	6
“Lava Jato Operation” and the reflects on the Company	21
Commitment to purchase natural gas	22
Impairment	25
Partnerships in exploration and production activities	28

59

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on March 31, 2023;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on March 31, 2023.

Rio de Janeiro, May 11, 2023.

Jean Paul Terra Prates	Mário Vinícius Claussen Spinelli
Chief Executive Officer	Chief Governance and Compliance Executive Officer

Carlos José do Nascimento Travassos	Mauricio Tolmasquim
Chief Engineering, Technology and Innovation Officer	Chief Energy Transition and Sustainability Officer

Clarice Coppetti	Sergio Caetano Leite
Chief Corporate Affairs Officer	Chief Financial and Investor Relations Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief Logistics, Commercialization and Markets Executive Officer	Chief Industrial Processes and Products Officer

Joelson Falcão Mendes
Chief Exploration and Production Executive Officer

60

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended March 31, 2023, which comprises the statement of financial position as of March 31, 2023 and the respective statements of income, comprehensive income, changes in shareholders' equity and of cash flows for the three-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

61

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended at March 31, 2023, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 11, 2023

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer